Exhibit 2.1
Executed Version

Project Fortress

SALE AND PURCHASE AGREEMENT
between
CYREN LTD.

and

Content Services Group GmbH

Sale and Purchase Agreement

THIS AGREEMENT is made among the following parties:
(1)CYREN LTD., a company organized and existing under the laws of the State of Israel with its registered office at 10 Ha-Menofim St., 5th Floor, Herzliya, Israel 4672561, and registered with the Israeli commercial register under registration number 520044181 and registered with the U.S. Security and Exchange under number SEC CIK 0001084577 ("Seller");
(2)Content Services Group GmbH, a private limited liability company organized and existing under the laws of Germany, with its registered office at Im Zukunftspark 10, 74076 Heilbronn, and registered with the commercial register of the local court of Stuttgart under HRB 783830 ("Buyer").
The Seller and the Buyer are hereinafter jointly referred to as the "Parties" and each of them individually as a "Party".
The Seller and its Affiliates and the Buyer and its Affiliates are hereinafter referred to as the "Seller's Group" or the "Buyer's Group", respectively. "Affiliate" shall have the meaning in this Agreement as given in sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz).

20. Costs	55
21. Final Provisions	56
22. Notarial Remarks	59

DEFINITIONS

Company Software    26
Inbound Licenses    28
Upstream Loans    10
Accounting Expert    13
Actual Working Capital    11
Affiliate    2
Agreement    10
Anti-Spam Software Business    53
Applicable Accounting Principles    12
ArbNErfG    26
Basket    36
Beneficiaries    50
BGB    10
Business    9
Business Day    56
Business Partners    51
Buyer    2
Buyer Claim    34
Buyer's Account    15
Buyer's Group    2
Cash    11
Closing    17
Closing Actions    17
Closing Conditions    16
Closing Date    17
Closing Date Financial Calculations    12
Closing Memorandum    18
Company    9
Confidential Information    54
Customer Acquisition Agreement    16
Cut Off Date    37
Cyren Designations    51
Data Room    37
Data Room USB    37
De Minimis    36
Defaulting Party    18
Dispute    58
Dispute Notice    12
Effective Date    10
Enterprise Value    10
Final Purchase Price    11
Financial Statements    21

German GAAP    21
Holdback Amount    14
Indebtedness    11
Information Technology    28
Insurance Policies    25
Insurance Policy    25
Intellectual Property    25
Intra-Group Agreements    9
Key Employee    24
Licensed Intellectual Property    28
Long Stop Date    16
Losses    34
Material Agreements    21
Non-Defaulting Party    18
OSS Components    41
Over-Provision    46
Owned Intellectual Property    26
Parties    2
Party    2
Payable Purchase Price    14
Preliminary Purchase Price    12
Purchase Price Adjustment Claim    13
Q&As    37
Registered Owned Intellectual Property    26
Relevant Tax Return    47
Relevant Taxes    43
Remaining Holdback Amount    14
Scheduled Closing Date    17
Seller    2
Seller's Account    14
Seller's Group    2
Seller's Knowledge    32
Seller's Warranties    19
Seller's Warranty    19
Shareholder Loan Agreement    10
Shareholder Loans    10
Signing Date    10
Sold Shares    9
SOP Employees    9
Stock Option Incentive Plan    9
Target Working Capital    11
Tax    41
Tax Authority    42
Tax Dispute    48
Tax Indemnification Claim    43
Tax Proceedings    47
Tax Returns    42
Taxes    41

Termination Agreement Intra-Group    17
Third Party Claim    35
Transaction    9
Transferred Contracts    16
Transferred Employees    16
Transitional Services Agreement    51
TSA    51
Unregistered Owned Intellectual Property    26
Upstream Loan Agreement    10
UrhG    26

ANNEXES

Annex 1.4	Intra-Group Agreements
Annex 1.5 a)	List of SOP Employees
Annex 2.4	Shareholder's Resolution (Approval of Transaction)
Annex 4.1.2	Definition Cash
Annex 4.1.3	Definition Indebtedness
Annex 4.1.4	Definition Working Capital
Annex 4.2	Preliminary Purchase Price Calculation
Annex 7.1.1	Form of Termination Agreement Shareholder and Upstream Loan
Annex 7.1.2 a)	Form of Contract Acquisition Agreement
Annex 7.1.2 b)	List of Transferred Contracts
Annex 7.1.3 a)	List of Transferred Employees
Annex 7.1.3 b)	Form of Tripartite Agreement Transferred Employees
Annex 8.1	Form of Termination of Intra-group Agreements
Annex 9.3	Form of Closing Memorandum
Annex 10.3.2	Extract of commercial register
Annex 10.6.1	List of Material Agreements
Annex 10.6.3	List of Employees
Annex 10.6.11	Deferred Compensation
Annex 10.6.12	List of Insurances
Annex 10.7.2	Registered Owned Intellectual Property
Annex 10.7.4	Unregistered Owned Intellectual Property

Annex 10.7.9	Exception Open Source Agreement
Annex 10.7.11	Licensed Intellectual Property
Annex 17.2 a)	Form of Transitional Service Agreement
Annex 17.8 a)	List of to be divided contracts
Annex 17.8 b)	Parties' intentions regarding divided contracts

1.RECITALS
1.1The Seller is the sole shareholder of Cyren GmbH, a limited liability company organized and existing under the laws of Germany, with its registered office at Heidestraße 10, 10557 Berlin, Germany, and registered with the commercial register of the local court of Charlottenburg (Berlin) under HRB 83892 B ("Company"). The Company operates a business which includes the development, production and marketing of software and network technologies, their operation, research and development in the sector of new information technologies and communication protocols and their exploitation ("Business").
1.2The Company’s share capital registered with the commercial register amounts to EUR 60,000.00 and is divided into 5 (five) shares, one in the nominal amount of EUR 38,600 and the consecutive number 1, two in the nominal amount of each EUR 7,300 and the consecutive numbers 2 and 3, one in the nominal amount of EUR 3,500 and the consecutive number 4 and one in the nominal amount of EUR 3,300 and the consecutive number 5, respectively (in this Agreement, all shares which the Seller holds in the Company are collectively referred to as the "Sold Shares" regardless of whether the number, nominal amounts and consecutive numbering of the shares or the registered share capital of Company correspond to the aforementioned details).
1.3The Seller intends to sell and to transfer to the Buyer the Sold Shares and the Buyer intends to purchase and acquire the Sold Shares from the Seller ("Transaction").
1.4The Company has entered into intra-group agreements as listed in Annex 1.4 ("Intra-Group Agreements). The Intra-Group Agreements shall be terminated upon Closing (as defined below) of the Transaction in accordance with clause 8.1.
1.5The Seller had offered stock options and restricted stock units to employees of the Company listed in Annex 1.5 a) (the "SOP Employees") granted and issuable in accordance with the terms and conditions of a 2016 equity incentive plan for non-U.S. employee participants of the Seller ("Stock Option Incentive Plan") available for grants to employees of the Company. Upon Closing, SOP Employees will no longer be eligible to new grants of stock options or restricted stock units under the Stock Option Incentive Plan. Stock options or restricted stock units which are not vested at the time of Closing, will be forfeited automatically. SOP Employees will be granted a grace period of three months after Closing within which they will have the right to exercise stock options which are vested at the time of Closing. Restricted stock units which are vested at the time of Closing will be settled in accordance with the Stock Option Incentive Plan’s and the respective grant letter’s provisions by issuance of (one) share of stock for each restricted stock unit.
1.6The Seller as lender has provided shareholder loans to the Company in the aggregate amount of EUR 2,153,256.51 (as per May 31, 2022 incl. accrued and unpaid interest) ("Shareholder Loans") on the basis of a shareholder loan agreement dated September 30,2018 as amended on November 1, 2018 and on April 6, 2020 (the “Shareholder Loan Agreement”). The Company as lender has provided loans in the aggregate amount of EUR 3,406,712.22 (as per May 31, 2022 incl. accrued and unpaid interest) to the Shareholder (“Upstream Loans”) under a loan agreement dated February 11, 2021 as amended on January 4, 2022 and on January 25, 2022 (the “Upstream Loan Agreement”). The Shareholder Loans and Upstream Loans shall be repaid before Closing and the Shareholder Loan agreement and Upstream Loan Agreement terminated before or upon Closing.
1.7With this sale and purchase agreement ("Agreement"), the Parties now wish to sell and transfer the Sold Shares pursuant to the terms and conditions contained herein.
2.SALE AND TRANSFER OF SOLD SHARES
2.1The Seller hereby sells (verkauft) the Sold Shares to the Buyer with economic effect (mit wirtschaftlicher Wirkung) as of the Effective Date (Stichtag) and transfers (tritt ab) such Sold Shares to the Buyer. The Buyer hereby accepts the sale and transfer of the Sold Shares.
2.2The transfer in-rem (Abtretung) set forth under clause 2.1 is subject to the condition precedent (section 158 (1) German Civil Code (Bürgerliches Gesetzbuch - "BGB") that the Payable Purchase Price has been fully credited to the Seller’s Account pursuant to clause 4.
2.3The Sold Shares are sold and transferred to the Buyer including any and all ancillary rights (including all special rights attached to the Sold Shares), including all profits of the Sold Shares that have not been distributed on or prior the Effective Date.
2.4By shareholders' resolution attached as copy hereto for evidentiary purposes as Annex 2.4, the Seller as sole shareholder of the Company has approved the sale and transfer of the Sold Shares to the Buyer.

3.SIGNING DATE, EFFECTIVE DATE
3.1The signing date is the date on which this Agreement is notarized ("Signing Date").
3.2The economic transfer date with regard to the sale and transfer of the Sold Shares shall be on the Closing Date, 24:00 CEST ("Effective Date") (wirtschaftlicher Stichtag).
4.PURCHASE PRICE
The "Enterprise Value" of the Company amounts to EUR 10,000,000.00 (in words: ten Million Euro).
4.1Determination of the Final Purchase Price
The purchase price to be paid by the Buyer for the Sold Shares will be determined as follows:
4.1.1an amount equal to the Enterprise Value;
4.1.2plus the Company's Cash (as defined below) as of the Effective Date;
4.1.3minus the Company's Indebtedness (as defined below) as of the Effective Date;
4.1.4minus the amount the Actual Working Capital falls below the Target Working Capital;
4.1.5plus the amount the Actual Working Capital exceeds the Target Working Capital;
4.1.6whereby the amounts under 4.1.2 through and including 4.1.5 shall be calculated by the Closing Date Financial Calculations; the purchase price for the Sold Shares determined in accordance with the above is hereinafter referred to as the "Final Purchase Price".
Cash" the sum of the positions as listed in Annex 4.1.2 as taken from the Closing Date Financial Calculations; a lump sum amount of EUR 137,339.00 (operating cash) shall be deducted from the total amount of Cash (as stated in Annex 4.1.2).
"    Indebtedness" the sum of the positions as listed in Annex 4.1.3. as taken from the Closing Date Financial Calculations.
"Target Working Capital" means EUR - 1,258,572.00 (negative amount).

"Actual Working Capital" means the sum of the positions of the Target Working Capital as listed in Annex 4.1.4 as taken from the Closing Date Financial Calculations.
The Parties herewith clarify that the long-term deposit for the lease (mentioned in Clause 10.6.2) shall be kept by the Company and shall not be part of the definition of Cash, Indebtedness or Actual Working Capital. Further, the Parties agree that bookings with regard to intra-group receivables and liabilities that do not represent Shareholder Loans or Upstream Loans may still be made after the Closing Date and will be included in the Cash and Indebtedness as defined above notwithstanding the terms of the Termination Agreement Intra-Group pursuant to clause 8.1.
4.2Preliminary Purchase Price
The Parties estimate based on the principles for purchase price determination stipulated above and below and the good-faith estimate of the Final Purchase Price delivered by the Seller to the Buyer attached as Annex 4.2 based on a projected balance sheet as per 30 June 2022, that the purchase price for the Sold Shares as at the Closing Date will amount to EUR 10,000,000.00, The Parties hereby agree to such estimate amount provided by the Seller as the preliminary purchase price for the Sold Shares (the "Preliminary Purchase Price").
5.CLOSING DATE FINANCIAL CALCULATIONS
5.1Closing Date Financial Calculations
The Buyer shall procure that no later than seventy (70) Business Days following the Closing Date, the Company delivers to the Seller (i) a calculation of the Cash of the Company as of the Closing Date, (ii) a calculation of the amount of Indebtedness of the Company as of the Closing Date, (iii) a calculation of the Actual Working Capital as of the Closing Date and (iv) a calculation of the Final Purchase Price (collectively: "Closing Date Financial Calculations").
5.2Applicable Accounting Principles
The Closing Date Financial Calculations will be derived from the books of the Company by applying the following accounting principles (the "Applicable Accounting Principles"):
5.2.1applying German GAAP while maintaining formal and material balance sheet continuity (formelle und materielle Bilanzkontinuität);

5.2.2other accounting principles, policies, procedures, practices, methods and estimation techniques consistent with those used in the preparation of the financial statements of the Company in the past financial year;
whereby the principles set forth in clause 5.2.1 shall take precedent over those in clause 5.2.2. Amendments of, and changes to, the German GAAP becoming effective after the Closing Date shall be disregarded for the purposes of the Closing Date Financial Calculations. No later than thirty (30) Business Days following delivery by the Company of the Closing Date Financial Calculations, the Seller shall notify the Buyer in writing whether it accepts or disputes the accuracy of the Closing Date Financial Calculations. If the Seller accepts in writing the Closing Date Financial Calculations determined by the Buyer pursuant to clause 5.1 or if the Seller fails within such 30 (thirty) Business Day period to notify the Buyer in writing of any dispute with respect thereto, then the Closing Date Financial Calculations as determined by the Company shall be deemed final and conclusive and binding for all purposes hereunder.
5.3If the Seller disputes the accuracy of any component of the Closing Date Financial Calculations, the Seller shall provide written notice to the Buyer no later than thirty (30) Business Days following the delivery by the Buyer to the Seller of the Closing Date Financial Calculations ("Dispute Notice"), setting forth those items that the Seller disputes. During the twenty (20) Business Days period following delivery of a Dispute Notice, the Buyer and the Seller shall negotiate in good faith with a view to resolving their disagreements over the disputed items. During such twenty (20) Business Days period and until the final determination of the components of the Closing Date Financial Calculations in accordance with this clause 5.3, the Seller and its advisors and agents shall be provided with full access to all of the financial books and records of the Company as they may reasonably request during business hours and as necessary for its review of the Closing Date Financial Calculations. If the Parties resolve their differences over the disputed items in accordance with the foregoing procedure, the components of the Closing Date Financial Calculations as a result thereof shall be the amounts agreed upon by them. If the Parties fail to resolve their differences over the disputed items within such 20 (twenty) Business Days period, then the Buyer and the Seller shall within fifteen (15) Business Days of any Party requesting this jointly appoint an independent accounting firm recognized in Germany ("Accounting Expert") and request the Accounting Expert to make a binding determination as to the disputed items as a result of the resolution thereof in accordance with this Agreement. If the Parties fail to agree on such appointment, the accounting firm to serve as Accounting Expert shall be appointed by the then chairman of the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer – IDW), Düsseldorf, Germany. The Accounting Expert will serve as an expert (Schiedsgutachter) and not as an arbitrator (Schiedsrichter). The Parties shall be obliged to execute customary engagement letters with the Accounting Expert (covering, inter alia, compensation and limitation of liability). The Parties will use their best efforts to instruct the Accounting Expert to provide its written decision with respect to the disputed items (and only with respect to any unresolved disputed items set forth in the Dispute Notice) as a result thereof within thirty (30) Business Days upon the instruction. The Accounting Expert shall review the submissions received and base its determination solely on such submissions and decide only within the limits of the existing dispute. In resolving any disputed item, the Accounting Expert may not assign a value to any item greater than the maximum value for such item claimed by either Party or less than the minimum value for such item claimed by either Party. The decision of the Accounting Expert shall be deemed final and binding upon the Parties. The fees and expenses of the Accounting Expert shall be allocated to be paid by the Buyer, on the one hand, and the Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount contested by such Party, as determined by the Accounting Expert.
5.4If following the final determination of the Closing Date Financial Calculations pursuant to the foregoing paragraphs the sum of the Final Purchase Price exceeds the Preliminary Purchase Price by more than EUR 15,000.00, the Buyer shall pay, within ten (10) Business Days, to the Seller's Account an amount in cash equal to the total excess. If and to the extent the Preliminary Purchase Price exceeds the Final Purchase Price by more than EUR 15,000.00, the Seller shall pay to the Buyer, within ten (10) Business Days, an amount in cash equal to the total excess (each a "Purchase Price Adjustment Claim").
6.DUE DATE OF PRELIMINARY PURCHASE PRICE
6.1The Preliminary Purchase Price is payable as follows:
6.1.1an amount of EUR 9,350,000.00 (the „Payable Purchase Price“) shall become due and payable at the Closing Date;
6.1.2an amount of EUR 650,000.00 (the “Holdback Amount”) shall be deferred.
6.2The Holdback Amount will be retained by the Buyer in order to secure satisfaction of any claims of the Buyer under this Agreement against the Seller, in particular but not limited to,

any claims based on a breach of a Guarantee or for Purchase Price Adjustment Claim against the Seller. The Buyer shall be entitled to set-off the amounts resulting from any claims of the Buyer under this Agreement against the Seller with the Holdback Amount. An amount of EUR 150,000.00 of the Holdback Amount, less the amounts that were set-off to satisfy the claims of the Buyer against the Sellers (if any) will be paid within five (5) Business Days after the Final Purchase Price has become binding between the Parties pursuant clause 5.2 or 5.3 by way of bank wire transfer of immediately available funds to the Sellers’ Account. The remaining amount of the Holdback Amount (the “Remaining Holdback Amount”) less the amounts that were set-off to satisfy the claims of the Buyer against the Sellers (if any) will be paid within five (5) Business Days after the financial statements of the Company for the fiscal year ending December 31, 2022 have been adopted the latest on the first (1st) anniversary of the Closing Date by way of bank wire transfer of immediately available funds to the Sellers’ Account. The Remaining Holdback Amount shall bear an interest of 3.5% p.a. which shall be paid by the Buyer together with the Remaining Holdback Amount to the Seller.

6.3All payments owed by the Parties to each other hereunder shall be paid by wire transfer to the following bank accounts:
(a)Payments to Seller:
Account holder:
Bank:
IBAN:
SWIFT:
(the "Seller's Account")
(b)Payments to the Buyer:
Account holder:
Bank:
IBAN:
BIC:
(the "Buyer's Account")
or any other bank account notified by the relevant Party in writing three (3) Business Days before the due date of the relevant payment.

6.4With the final, unconditional and irrevocable receipt of payment of the Payable Purchase Price on the Seller's Account, the Buyer's payment obligation towards the Seller in this respect is deemed to be fulfilled. This also applies to other payments due and payable to the Seller under this Agreement.
6.5The Parties assume that the transactions contemplated by this Agreement are exempt from VAT and will treat it accordingly (in particular, in their VAT returns). The Seller shall not waive any exemption from VAT pursuant to section 9 of the German Value Added Tax Act (Umsatzsteuergesetz, "UStG") or a provision of any jurisdiction that is comparable to section 9 UStG. Should the transaction or certain supplies or services made in the course of the transaction – in deviation to the assumption of the Parties – be subject to VAT, the Seller will issue to the Buyer an invoice in accordance with all legal requirements under the applicable VAT law. Should the transaction or certain supplies or services under this Agreement be subject to VAT or any similar sales or transfer taxes, the purchase price shall be considered a gross purchase price, i.e. including VAT and/or any similar sales or transfer taxes (except as provided otherwise under this Agreement), as the case may be.
6.6If the Buyer is obliged by law or a decree from a competent authority to withhold any portion of the payments owed by the Buyer under this Agreement, the Buyer is entitled to make such withholdings. The payment due from the Buyer shall in such case be equal to the amount after deducting the respective withholding, and there shall be no grossing-up. The Seller agrees to assist the Buyer in making any filings for tax purposes concerning the payments under this Agreement within ten (10) Business Days of the Signing Date.
6.7Any payments made on the basis of this Agreement (i) by the Seller to the Buyer or a third party designated by the Buyer and (ii) by the Buyer to the Seller shall be regarded as an adjustment of the Final Purchase Price. Any payments made by the Seller or the Buyer to the Company based on this Agreement shall be construed and deemed to be a capital contribution made by the Buyer into the Company and shall be treated as a reduction of the Final Purchase Price.
7.CLOSING CONDITIONS
7.1The obligations of the Parties to take the Closing Actions set out in clause 9.2 are subject to the occurrence of the following conditions precedent ("Closings Conditions") or waiver thereof by the Buyer:

7.1.1the Upstream Loans and Shareholder Loans have been repaid either in cash or by setting-off against each-other, the termination agreement regarding the Shareholder Loan Agreement and Upstream Loan Agreement in the form as attached hereto as Annex 7.1.1 has been executed and the Seller has provided the Buyer with copies thereof ;
7.1.2the Seller and respective members of the Seller’s Group have entered with the Company into a sale and assignment agreement substantially in the form attached hereto as Annex 7.1.2 a) (the "Customer Acquisition Agreement") regarding the customer, re-seller and distribution contracts listed in Annex 7.1.2 b) (the "Transferred Contracts"), the Transferred Contracts have been transferred in rem as provided under the Customer Acquisition Agreement and the Seller has provided the Buyer copies of the respective executed documentation;
7.1.3employment agreements of employees of the Company listed in Annex 7.1.3 a) (the “Transferred Employees”) have been either (i) terminated without further costs for the Company by a termination agreement or (ii) transferred to another entity of the Seller’s Group by a tripartite agreement substantially in the form attached hereto as Annex 7.1.3b), and in each case the Seller has provided the Buyer with copies of the executed respective agreements.
7.2If the Closing Conditions have not been satisfied or duly waived (as applicable) on or before August 31, 2022 ("Long Stop Date"), this Agreement can be rescinded by the Buyer no later than two (2) weeks after expiry of the Long Stop Date, unless the non-fulfilment of the Closing Conditions was caused by a breach of any of the Buyer's obligations under this Agreement in which case the Buyer shall not be entitled to rescind this Agreement. The rescission of this Agreement by the Buyer, respectively, shall be deemed void and shall not have any effect if, at the time when the rescission notice is received by the Seller, the Closing Conditions have been fulfilled or duly waived. Any waiver of a Closing Condition shall be in writing and shall not affect (i) the obligated Party to render the missing action as soon as possible, and (ii) the right of any Party with respect to any preceding breaches of any obligations under this Agreement but shall only facilitate the occurrence of the Closing.
7.3In the event of a rescission by a Party pursuant to clause 7.2 or 9.4, the provisions set out in clauses 18, 20 and 21 shall continue to be effective. All other provisions and obligations of the Parties under this Agreement shall cease to have effect. Unless otherwise provided for in this Agreement, all withdrawal, rescission and termination rights of the Parties shall be excluded.

7.4Any rescission by a Party pursuant to this Agreement must be made by written notice to the respective other Party (with a copy to the notary) and can only be declared prior to the Closing Date.
7.5In the event of a rescission by the Buyer pursuant to clause 7.2 or 9.4, the Seller shall pay to the Buyer a contractual penalty (Vertragsstrafe) in the amount of EUR 200,000.00 within ten (10) Business Days as from receipt of the rescission notice. Further damage claims of the Buyer are excluded.
8.PRE-CLOSING UNDERTAKINGS
8.1Termination of Intra-Group Agreements
The Seller undertakes to procure that the Intra-Group Agreements have been terminated by the Company and the respective Seller's Group member with effect as of the Scheduled Closing Date by way of a termination agreement in the form as attached hereto as Annex 8.1 ("Termination Agreement Intra-Group") at the latest. The Seller shall provide the Buyer with written evidence of the termination on the Scheduled Closing Date in accordance with clause 9.2.1.
9.CLOSING
9.1If the Closing Conditions are satisfied on a day which is at least 3 (three) Business Days, in any event not earlier than twenty (20) Business Days after the Signing Date, before the last day of a calendar month, the performance of the Closing Actions in accordance with clause 9.2 ("Closing") shall take place on the last Business Day of that calendar month, otherwise on the last Business Day of the next calendar month (such date "Scheduled Closing Date"). Closing of the Transaction shall commence at 10:00 a.m. German time virtually or otherwise as mutually agreed by the Seller and the Buyer (email being sufficient). Closing may take place at any other time and on any other date agreed by the Seller and the Buyer in writing (email being sufficient). The date on which Closing actually occurs is referred to as the "Closing Date".
9.2On the Scheduled Closing Date, the following closing actions shall be taken in the following order ("Closing Actions"):
9.2.1The Seller shall provide the Buyer with a copy of the executed Termination Agreement Intra-Group.

9.2.2The Seller shall provide an executed mutually acceptable Transitional Services Agreement (as defined in clause 17.2).
9.2.3The Seller shall provide the Buyer with a written declaration duly signed by the Company’s managing director pursuant to which he resigns from office with effect as of the end of the Closing Date, confirming that they have no outstanding claims against the Company as at the Closing Date.
9.2.4The Seller shall take a shareholders' resolution and thereby, grant comprehensive discharge to the managing director (Generalbereinigung) for his services up to the Closing Date, and appoint Christian Uhl as new managing director of the Company as of the day following the Closing Date with the power to represent the Company acting alone and released from the restrictions of section 181 BGB alt. 2.
9.2.5The Buyer shall pay, or procure payment of, the Payable Purchase Price by bank transfer in immediately available funds in EUR to the Seller's Account and submit a copy of the relevant wire instructions or a respective bank confirmation to the Seller.
9.2.6The Seller shall confirm receipt of the Payable Purchase Price in writing (email being sufficient) without undue delay (unverzüglich).
9.3The Buyer can waive any of the Closing Actions under clause 9.2.1 through 9.2.4. Immediately upon Closing, the Parties shall record in a closing memorandum (substantially in the form of as attached hereto as Annex 9.3 ("Closing Memorandum")) the satisfaction or waiver of the Closing Conditions and the proper execution of the Closing Actions or their waiver set forth under clause 9.2. The signing of the Closing Memorandum shall constitute conclusive evidence that the Closing Conditions have been fulfilled or duly waived, that all Closing Actions have been duly taken or waived, and that the transfer in-rem of the Sold Shares from the Seller to the Buyer has occurred. The Closing Memorandum may be executed in several counterparts (exchange by email being sufficient). The Parties shall submit a copy of the Closing Memorandum to the acting notary and instruct him to file the new shareholders' list with the commercial register according to which the Buyer is the sole shareholder of the Company.
9.4If the Closing Conditions are satisfied but Closing does not take place on the scheduled date due to a failure by the Buyer or by the Seller ("Defaulting Party") to do or procure to be done all Closing Actions on the date scheduled for Closing for which the Defaulting Party is responsible as set out in clause 9.2, the Seller (if the Defaulting Party is the Buyer) or the Buyer (if the Defaulting Party is the Seller) ("Non-Defaulting Party") will be entitled to: (i) rescind this Agreement by written notice, after the lapse of a cure period of 10 (ten) Business Days following the Scheduled Closing Date; or (ii) set a new scheduled date for Closing, and the provisions of this clause 9.4 will apply in the event that Closing does not occur on such rescheduled date for Closing. Any purported rescission shall be deemed void and shall not have any effect if, at the time when the notice from the Non-Defaulting Party is received by the Defaulting Party, all Closing Actions as set out in clause 9.2 have been taken or waived. In the event of a rescission of this Agreement pursuant to this clause 9.4, the provisions of clause 7.3 shall apply.
9.5The Seller hereby authorizes the Buyer by means of an irrevocable power of attorney to exercise the rights arising from the Sold Shares, especially voting rights in shareholder meetings of the Company, in the time between the Closing and the registration of the updated shareholders’ list of the Company with the competent commercial register.
10.REPRESENTATIONS AND WARRANTIES OF THE SELLER
10.1General Scope of Application
10.10.1The Seller hereby represents and warrants to the Buyer by way of an independent guarantee undertaking (selbständiges Garantieversprechen) pursuant to section 311 (1) BGB as well as in accordance with the provisions of clause 12 which form an inseparable and integral part of these warranties that the statements set forth below in clause 10.2 et seqq. (each a "Seller's Warranty" and together the "Seller's Warranties") are true and accurate as of the Signing Date unless otherwise stated therein.
10.10.2The Seller and the Buyer agree that the Seller’s Warranties set forth below in this clause 10 do not constitute guarantees of quality (Beschaffenheitsgarantie) pursuant to sections 443, 444 BGB and that the scope of the Seller's Warranties set forth below in this clause 10 is an inseparable and integral part of the independent guarantee undertakings (selbständiges Garantieversprechen) and does not constitute a limitation or exclusion of the liability pursuant to sections 443, 444 BGB.

10.2Seller's Capacity
10.10.1As of the Signing Date and Closing Date, the Seller is validly incorporated and existing under the laws of the State of Israel.
10.10.2As of the Signing Date and Closing Date, the Seller has full power and authority and has taken all requisite internal corporate actions and obtained all internal consents to execute this Agreement and to perform its obligations hereunder. As of the Signing Date and Closing Date, this Agreement constitutes valid and legally binding obligations of the Seller, enforceable against it in accordance with its terms and conditions.
10.10.3As of the Signing Date and Closing Date, the entry into, execution and performance of the Transaction contemplated by this Agreement do not require the obtaining by the Seller of any consents or permits from any governmental authority, court, public authority or other public body in any applicable jurisdiction. The execution and performance of this Agreement and any legal transactions provided for herein by the Seller do not as of the Signing Date and Closing Date constitute a violation of the Seller's articles of association or rules of procedure and no violation of applicable legal provisions, judgments, injunctions or other binding provisions. To the Seller's Knowledge there neither exist pending legal proceedings, preliminary investigations or other proceedings against the Seller before a court, an arbitral tribunal or an administrative authority that may prevent, modify or delay in any way the execution of the legal transactions provided for herein nor are they threatened in writing.
10.10.4No insolvency proceedings (Insolvenzverfahren) are being applied for (with respect to third-party applications only to Seller's Knowledge), and, as of the Signing Date, no such proceedings have been opened in relation to the Seller and as of the Signing Date and Closing Date the Seller is not over-indebted or unable to pay its debt when it falls due.
10.3Corporate Status of the Company
10.10.1The information about the Company provided in clause 1.1, 1.2 and the information in clause 1.4, through and including 1.6 is true and accurate. As of the Signing Date and Closing Date, the Company has been duly established and is validly existing and in good standing under the laws of the Federal Republic of Germany.

10.10.2The Company’s articles of association dated January 8, 2014 currently on file with the electronic commercial register represent the current and applicable version of the Company’s articles of association as of the Signing Date and Closing Date. There are no facts or circumstances, which require the entry in the commercial register and are not entered in the online extract as attached hereto in Annex 10.3.2.
10.10.3As of the Signing Date and Closing Date, the Company has not entered into any enterprise agreements (Unternehmensverträge) within the meaning of §§ 291 and 292 AktG under which the Company is obliged to transfer its profits (or parts thereof) or to subordinate its management (or parts thereof) to a third party.
10.10.4As of the Signing Date and Closing Date, the Company does neither directly nor indirectly hold any shares, partnership interest or equivalent participation in any companies or legal entities and is not obliged to acquire such.
10.10.5As of the Signing Date, no insolvency proceedings are being applied for (with respect to third-party applications only to Seller’s Knowledge), are pending (rechtshängig), have been opened or have been rejected on account of lack of assets in relation to the Company. As of the Signing Date and Closing Date, the Company is not over-indebted or unable to pay its debt when it falls due.
10.4Sold Shares
10.10.1On the Signing Date and Closing Date, the Seller holds legal tile to the Sold Shares. On the Signing Date and the Closing Date, the Seller is entitled to dispose of the Sold Shares free from any encumbrances and third-party rights. On the Signing Date and Closing Date the Sold Shares are free of encumbrances and other third party rights and are not subject to any restrictions in respect of the sale or assignment.
10.10.2As of the Signing Date and Closing Date, the Sold Shares have been validly issued in compliance with all applicable laws, are fully paid up in cash and free of additional payment obligations (Nachschusspflichten). As of the Signing Date and Closing Date, contributions (Einlagen) on the Sold Shares have not been repaid in full or in parts.
10.10.3As of the Signing Date and Closing Date, no third party has any right in or to any shares in the Company.

10.5Financial Situation of the Company
10.10.1The financial statements of the Company for the fiscal year ending on December 31, 2020 and December 31, 2021 ("Financial Statements") have been prepared in all material respects in accordance with the generally accepted accounting principles of the German Commercial Code ("German GAAP") and fairly present, subject to and in accordance with German GAAP, in all material respects the assets and liabilities, financial condition and results of operations (Vermögens-, Finanz- und Ertragslage) of the Company as of their reference date. The foregoing statements shall only be true considering all facts known by the managing directors of the Company or facts which they should have known on the basis of the information available to a prudent businessman at the date when the accounts were drawn-up for the respective financial statements. The Parties hereby acknowledge and agree that the Seller's Warranty contained in this clause 10.5.1 constitutes a subjective financial representation (subjektive Bilanzgarantie) and not an objective financial representation (objektive Bilanzgarantie) as established by German courts. A deviation in the Financial Statements shall be deemed material within the meaning of this clause if it amounts to EUR 25,000.00 or more per line item.
10.10.2To the Seller’s Knowledge, the books and records (Handelsbücher) of the Company have been properly kept in all material respects in compliance with applicable laws, and on the Closing Date will be in the possession of the Company.
10.6Business, Material Agreements and Employees
10.10.1Annex 10.6.1 contains a correct and complete list of all of the agreements listed below (together the "Material Agreements") to which the Company is a party and the main obligations have not been completely fulfilled, setting out for each Material Agreement the type of agreement, the parties, date of conclusion, term and any ancillary agreements:
a)the 3 (three) largest suppliers, the 10 (ten) largest customers and the 5 (five) largest distributors/partners of the Company based on the cost or revenues, as applicable, of the past financial year, as well as all those suppliers of the Company for whose goods and services there is no alternative source of supply on comparable terms;

b)agreements for the acquisition, sale, transfer or disposal over equity interests or business units;
c)joint venture, syndicate, shareholder, partnership or other cooperation agreements with third parties;
d)guarantees, sureties, assumptions of debts, security agreements, comfort letters, indemnities or similar instruments granted by the Company for any liabilities of any Seller or any third parties;
e)agreements regarding swaps, options, forward sales or purchases, futures and other financial derivatives;
f)advertising, franchise and marketing agreements with an annual volume exceeding EUR 50,000.00;
g)agreements to sell, transfer, lease or dispose over any assets owned by the Company with a market value exceeding, in each case EUR 50,000.00;
h)consultancy agreements (excluding tax or legal advisors) providing, in each case, for annual payments exceeding EUR 50,000.00;
i)agreements containing restrictions of competition of any kind or obligations to pay contractual penalties exceeding EUR 50,000.00;
j)continuing obligations (Dauerschuldverhältnisse) (except supplier and customer contracts in the ordinary course of business) with an annual volume exceeding EUR 50,000.00 that cannot be terminated by ordinary notice of the Company within 12 months at the latest.
10.10.2To the Seller’s Knowledge (i) no party to any Material Agreement has terminated or has announced in text form a termination of any such Material Agreement, (ii) the Company and the other party is not in default under or in material breach of any Material Agreement. The complete contract documentation of the 10 largest customers of the Company was provided to the Buyer in the Data Room.
10.10.3Annex 10.6.3 contains a true and complete list setting forth (on an anonymous basis) all employees of the Company (including executive employees, trainees, part-time employees and new hires but excluding the Transferred Employees) and the principal terms of their contract as of May 31, 2022 including:
a)Their position/ job title;
b)their current remuneration (including benefits provided or which the Company is bound to provide to them or their dependents, whether now or in the future, details of shift and any other allowances, and any entitlement to performance-related remuneration);
c)the commencement date of each contract;
d)the length of notice necessary to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;
e)the type of contract (whether full or part-time or other);
f)any country in which the employee works or performs services and/or is paid, if the employee – outside of business travels – works or is paid outside Germany; and
g)the law governing the contract, if agreed in the contract.
10.10.4There are no contracts with freelancer, consultants (except for tax and legal consultants) or temporary agency worker (Leiharbeitnehmer).
10.10.5There are no contracts with commercial agents (Handelsvertreter).
10.10.6No employees are or have been employed within the period of 36 months before the Signing Date by the Company by way of temporary employment (Arbeitnehmerüberlassung) and the Company does not or has not hired out any of its own employees to a third party by way of temporary employment.
10.10.7The Company has, as of the Signing Date and Closing Date, duly and fully discharged all payment and other obligations in respect of commissions, bonuses and other variable remuneration to its present and former managing directors, employees and freelancers as they fall due.

10.10.8No notice to terminate the contract of any employee (whether given by the relevant employer or by the employee) is pending, outstanding or threatened and no dispute under any employment laws or otherwise is outstanding between the Company and any current or former employee relating to their employment, its termination or any reference given by the Company regarding such employee. The Company has neither given notice of termination of employment to any of the Key Employees nor received notice of any claim from any of the Key Employees which is outstanding or any notice of termination from any of the Key Employees. To the Seller’s Knowledge there are no reasons to believe that any of the Key Employees will terminate his or her employment as a result of the completion of the transactions contemplated by this Agreement. A “Key Employee” is (i) the head of engineering (Entwicklungsleiter) (ii) the director of research and development, (iii) the director of operations, (iv) the director of support and (v) the team lead software development backend infrastructure.
10.10.9No agreements with any trade union, works council or similar bodies apply to the employees of the Company. The Company is not a member of any employers’ associations (Arbeitgeberverbände). The Company has no works council.
10.10.10Within the period of 12 months before the Signing Date, the Company has not initiated or completed the implementation of any collective dismissals or implemented or entered into a social plan.
10.10.11As of Signing Date and Closing Date, there are no bonus payments or finders’ fees, advisor’s fees or other compensations to be paid or made by the Company, which any person is entitled to as a consequence of the preparation, negotiation, conclusion or implementation of this Agreement or the Transaction.
With the exception of the four direct insurance policies based on deferred compensation (Entgeltumwandlung) including the applicable statutory employer's allowance (Arbeitgeberzuschuss) shown in Annex 10.6.11, there are no pension commitments from the Company's funds. The Company is not in arrears with the payment of contributions or other payments for commitments, expectancies, claims and obligations from company pension schemes, including any additional wage tax and social security contributions due on these.

10.10.12The Company as of Signing Date and Closing Date does not own any real property. Real Property shall mean real property (Grundstücke), rights equivalent to real property (grundstücksgleiche Rechte) and buildings. The Company only leases real property under a lease agreement dated November 27/29, 2018, as amended on March 3/22 2022 with CA Immo Deutschland GmbH as lessor of office space, storage space and parking space at Heidestraße 7-9 in 10557 Berlin with a term until January 31, 2030.
10.10.13As of Signing Date and Closing Date, the Company is the sole legal and beneficial owner or holder or authorized user (to the extent required) of all movable and immovable assets, rights and operational infrastructure necessary for the proper conduct of the business and management of the Company's operations in the manner existing as of the Signing Date, in accordance with past business practice, except for services received and infrastructure assets provided for under the Transitional Service Agreement and the following standard off-the-shelf software: Microsoft Windows, Microsoft 365 Suite, Jira, Confluence, Anti-Malware, VMWare, utilities and other cloud services.
10.10.14A complete and correct list of insurance agreement and policies to which the Company is a party or a beneficiary is listed in Annex 10.6.14 (the "Insurance Policies" and each an “Insurance Policy”). The Insurance Policies are not terminated and no insurer or other party under the Insurance Policies has announced in writing the termination. In the last two years before the Signing Date, the Company has not changed materially the cover for insured risks. The Company has paid all premiums under the Insurance Policies when due.
10.10.15With respect to the products and services distributed by the Company warranty no claims (Gewährleistungen) have been made or announced in text form against the Company in the last three (3) years.
10.7Intellectual Property
10.10.1The Company is the legal and beneficial owner of all intellectual property rights (regardless whether registered or not), including (A) patents, utility models, inventions and designs; (B) trade secrets and know-how; (C) trademarks, business names, domain names, trade names, work titles; (D) rights protected by copyright and ancillary rights, including economic rights in software (object code and source code)

and non-creative data base rights, usage and exploitation rights (Nutzungs- und Verwertungsrechte) relating to the foregoing; (E) any other proprietary rights in intellectual property; and (F) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, continuations and reissues of, and applications for, any of the rights referred to in (A) through (E) above ("Intellectual Property") that the Company used in relation to the Business up until the Signing Date and that is purported to be owned by the Company ("Owned Intellectual Property").
10.10.2Annex 10.7.2 contains a true and complete list setting forth all Owned Intellectual Property that is subject to a registration or pending application ("Registered Owned Intellectual Property"), in each case, to the extent applicable, indicating the jurisdiction, the application and registration number, filing date, next renewal, the currently registered owner, the legal owner, and any co-owners.
10.10.3No Registered Owned Intellectual Property is withdrawn, cancelled or abandoned or subject to any challenge, dispute, opposition, cancellation, revocation, reexamination, rectification or similar proceeding or action which may negatively affect the validity or scope of the Registered Owned Intellectual Property nor has such action or proceeding be threatened in writing to be lodged by any third party. All fees necessary to maintain, protect and enforce the Registered Owned Intellectual Property have been paid and all necessary applications for renewal have been filed, and all other steps necessary for its maintenance have been taken.
10.10.4Annex 10.7.4 contains a true and complete list setting forth the Owned Intellectual Property that is not Registered Owned Intellectual Property ("Unregistered Owned Intellectual Property") and that is material to the Business, namely a general description of use-based trademarks and tradenames for Company’s products or services, software ("Company Software"), and proprietary technical information other than trade secrets in source code of the Company Software, in each case indicating any co-owners.
10.10.5All (present or former, direct or indirect) founders, managing directors, employees, freelancers or consultants or contractors of Company, including any other member of the Seller Group, that contributed to the discovery or development of any of the Owned Intellectual Property have, fully and, subject to the provisions of the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz, "ArbNErfG") and the

German Copyright Act (Urhebergesetz, "UrhG"), finally assigned all property rights (vermögenswerte Rechte) to such Intellectual Property to the Company and the Company has observed, to the extent applicable, the rules under the ArbNErfG or any similar mandatory laws on assignment of Intellectual Property in other applicable jurisdiction and have paid all remuneration to persons entitled to any compensation under the ArbNErfG or agreements with employees entered into under the ArbNErfG.
10.10.6The Company has applied adequate protection measures (angemessene Geheimhaltungsmaßnahmen) to safeguard the confidentiality of any information that the Company purports to be proprietary to it, including trade secrets or other confidential information in the source code of the Company Software or other proprietary information and has not disclosed such information to any third party without such third party being subject to appropriate confidentiality obligations.
10.10.7The Owned Intellectual Property is subsisting, valid and enforceable, not subject to any licenses to third parties, including any other members of the Seller Group, except for (A) the licenses to other members of the Seller Group set forth in the Transitional Services Agreement, and (B) non-exclusive licenses granted to third parties other than any members of the Seller Group in the ordinary course of the Business.
10.10.8As of Signing Date and Closing Date, the Owned Intellectual Property is (A) free and clear of any encumbrances, not subject to any exclusive license or option to obtain an exclusive license thereunder, or other third party rights and claims such as pledges (Pfandrechte), rights and preferred rights in favor of third parties (Rechte Dritter) and it has not been pledged (verpfändet), assigned (abgetreten), encumbered (belastet) or otherwise transferred or used as collateral, and (B) not subject to any non-registered or otherwise pending transfer or other disposition or any sale or other contractual arrangement creating an obligation to transfer or to create, change or abolish any encumbrances.
10.10.9As of Signing Date and Closing Date, no source code for any Company Software has been delivered, licensed, disclosed or is subject to any source code escrow obligation by the Company to any third party except for an example source code how to use the software development kit (SDK). Except as set forth in Annex 10.7.9 none of the Company Software is, in whole or in part, as of Signing Date and Closing Date subject to the provision of any written open source agreement or other type of license agreement or distribution model agreement that (A) requires the distribution or making available of the source code for any such software, (B) prohibits or limits the Group Companies from charging a fee or receiving consideration in connection with sublicensing or distributing any such software, or (C) except as specifically permitted by mandatory law, grants any right to any person other than the Company or otherwise allows any such person to decompile, disassemble or otherwise reverse-engineer any such software. As of Signing Date and Closing Date, the Company Software does not contain any unauthorized feature, including without limitation, any malware, worm, bomb, backdoor, clock, timer, or other disabling device, code, design or routine, that causes the Company Software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any person.
10.10.10The Company is not in breach of any agreement concerning Intellectual Property to which the Company is a party, including inbound or outbound license agreement, development agreements, co-ownership agreements, co-existence or delimitation agreements, nor shall the signing of this Agreement or the consummation of the transactions contemplated hereunder shall not result in any breach of such agreement.
10.10.11Annex 10.7.11 contains a true and complete list setting forth all Intellectual Property owned or controlled by (A) other Seller Group members, and (B) other third parties that is used by the Company in the conduct of the Business and material for the Business up until the Signing Date, including third-party software components but excluding off-the-shelve software ("Licensed Intellectual Property").
10.10.12The Company has valid license agreements in place to use Licensed Intellectual Property as used in the conduct of the Business up until the Signing Date ("Inbound Licenses"), and, except for the license agreement between the Company and code 200, UAB No. 00096150, date June 22, 2021, (A) the signing of this Agreement or the consummation of the transactions contemplated hereunder shall not result in or give rise to any grounds for termination, dissolution or withdrawal from any Inbound License, (B) the signing of this Agreement or the consummation of the transactions contemplated hereunder shall not result in the expiration or modification, and, in particular, it shall not result in any additional obligation for the Company under any of the Inbound Licenses, and (C) the remaining term of each of the Inbound Licenses is at least twelve (12) months after the Signing Date.

10.10.13To the Seller’s Knowledge, the operation of the Business as it has been conducted for the past five (5) years prior to the Signing Date (A) does not infringe, misappropriate, or otherwise violate or conflict with the Intellectual Property of any third party, and (B) there are no ongoing litigation, proceedings, investigations, claims or actions of any nature, neither pending, nor threatened in writing, alleging such infringement, misappropriation, or violation or confliction with the Intellectual Property of any third party.
10.10.14To the Seller’s Knowledge, none of the Owned Intellectual Property or the Licensed Intellectual Property, to the extent such license is exclusive, is materially infringed or misappropriated by a third party.
10.8Information Technology
10.10.1Except as set forth in the TSA and with respect to off-the-shelve software, as of Closing Date, all computer systems, communication systems, hardware and other information technology needed in order to fully and effectively conduct the Business as currently conducted on the Signing Date and to be conducted in the same scope and manner after the Signing Date ("Information Technology") is owned by the Company.
10.10.2The Information Technology is (A) used but fit for purpose based on industry standards, and (B) is subject to appropriate support, update, upgrade, test and maintenance agreements or policies and back-up and recovery procedures for data and information. The Information Technology is secured against access by third parties according to the state of the art and in accordance with industry standards and has the necessary capacity and performance to meet the requirements of the Business.
10.10.3There has not, for a period of twelve (12) months prior to (and including) the Signing Date, occurred (i) any defect or any operational disturbance in the Information Technology, which has caused major interruptions or stoppages in the Business (ii) to Seller’s Knowledge any unauthorized access by third parties to the Information Technology.

10.9Litigation and Compliance with Laws
10.10.1The Company is not involved in any law suits, court actions or similar proceedings before a court of justice, arbitration panel or an administrative authority involving with respect to litigation as defendant (Passivrechtsstreitigkeiten) or as plaintiff (Aktivrechtsstreitigkeiten) and, to the Seller’s Knowledge, no such law suits, court actions or similar proceedings have been threatened to be filed against the Company within the last twelve (12) months. All obligations from former litigations or lawsuits are duly and fully fulfilled.
10.10.2To Seller’s Knowledge within the last 24 months, no injunctions or other prohibitive orders have been issued against the Company, no cease and desist requests (Abmahnungen) have been received by the Company and no cease and desist declarations (Unterlassungserklärungen) have been issued to the Company in respect of any of its business activities or preparatory activities, or in any other respect in relation to the Company´s website or its content.
10.10.3The Company holds all material permits, material consents, material approvals and material licenses, which are required in order to conduct its business as currently conducted. The Company has not received any written notice from a governmental entity in the eighteen (18) months preceeding the Signing Date alleging that the Company does not have any material license, permission, authorization or consent required for carrying on its business effectively in the places and in the manner in which it is carried out at the Signing Date.
10.10.4The Company is in compliance and operated its business in compliance and has (i) in the past five (5) years been in compliance with any governmental permits, laws, orders or regulations in connection with applicable sanctions and anti-money laundering laws, and (ii) in the past two (2) years been in compliance in all material aspects with any governmental permits, laws, orders or regulations in connection with employment law. The Company has not received any notice in writing or textform in the past two (2) years of failure to comply with applicable laws by a governmental authority. The Company has not received in the past twelve (12) months any notice in writing or textform by a third party claiming or alleging failure to comply with applicable data protection laws.

10.10.5Neither the Company nor, to the best of Seller's Knowledge, any of their employees or freelancers have, in connection with the business of the Company, (i) used any financial resources of the Company or any other assets for unlawful contributions, payments, gifts or entertainment, or made any unlawful contributions for political activities to any agency or government official, candidates, or members of political parties or political organizations, (ii) built up or administered unlawful or undocumented funds, or (iii) made, received or accepted payments, contributions, expenditures or gifts that violate a law of the Federal Republic of Germany or applicable corresponding law.
10.10Tax
10.10.1As of the Signing Date and Closing Date, the Company has duly (ordnungsgemäß) and timely (rechtzeitig) (by taking into account relevant and valid filing extensions), filed with or submitted to the appropriate Tax Authority all Tax Returns required to be filed by the Company on or prior to the Closing Date. All such Tax Returns are true, complete and correct in all material aspects and have been prepared in accordance with applicable law. The treatment of losses from currency exchanges (Währungskursverluste) and the recognition and treatment of subordinated loans (Nachrangdarlehen) and subordinated debt (Rangrücktritte) with respect to section 5 para. 2a EStG in Tax Returns are considered material in the meaning of the previous sentence.
10.10.2As of the Signing Date and Closing Date, the Company has timely paid all Taxes due (including any Tax prepayments (Vorauszahlungen), or to be withheld and remitted by the Company to the appropriate Tax Authorities up to and including the Closing Date.
10.10.3As of the Signing Date and Closing Date, up to and including to the Closing Date, the Company has duly kept all records and information systems, which a company is required to keep for Tax purposes under applicable law, and can make them available for inspection at the premises of the Company, and all other Tax-related records, files and documents, including electronically stored data, which are under any legal requirements to be stored and readily accessible, have been duly produced, are up-to-date and readily accessible in a manner as required under, and in compliance with, all relevant legal requirements and including for the avoidance of doubt in compliance with the German principles of data access and auditability of digital documents (Grundsätze zum Datenzugriff und zur Prüfbarkeit digitaler Unterlagen - GDPdU).
10.10.4As of the Signing Date and Closing Date, the technical requirements for electronic data access by the Tax Authorities according to Section 147 AO are fulfilled by the Company.
10.10.5As of the Signing Date and Closing Date the Company has not made any hidden profit distributions (verdeckte Gewinnausschüttungen) up to and including the Closing Date and to Seller’s knowledge all transactions or arrangements made by the Company with direct or indirect shareholders or any Affiliate up to and including the Closing Date, have been made on arm’s length terms.
10.10.6As of the Signing Date and Closing Date, up to and including to the Closing Date, the Company has not been resident for Tax purposes in any country other than the country of its incorporation nor been liable to Taxes in any other country by reason of its place of residence or domicile or by reason of having a permanent establishment (or a permanent agent) in such other country.
10.10.7As of the Signing Date and Closing Date up to and including to the Closing Date, the Company has not entered into any agreements (including any factual agreements (tatsächliche Verständigungen) or requested or obtained any arrangements (including any Tax rulings (verbindliche Auskünfte) or binding commitments (Zusagen) with any Tax Authority.
10.10.8As of the Signing Date, no Tax audit, investigation, dispute or other proceeding in connection with Taxes is pending in respect of the Company and the Company has not received from any Tax Authority any: (i) written notice indicating an intent to open an audit or to commence any such proceeding; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No claim or legal proceeding is pending or threatened against the Company in respect of any Tax.
10.10.9As of Signing Date and Closing Date, the Company has not claimed, used or requested any exemptions, roll-over relief or deferrals in relation to Tax that could result in a claw back or recapture, or otherwise give rise to Tax at the level of the Company, after the Closing Date, including but not limited to exemptions or deferrals of Tax relating to any reorganization or merger under the German Reorganization Tax

Act (Umwandlungsteuergesetz – UmwStG) or any contribution pursuant to Section 6 of the German Income Tax Act (Einkommensteuergesetz – “EStG”).
10.10.10As of the Signing Date, the tax assessment notices of the Company relating to the German (i) corporate income tax and solidarity surcharge (Körperschaftsteuer und Solidaritätszuschlag), (ii) trade tax assessment (Gewerbesteuermeßbetrag), (iii) trade tax (Gewerbesteuer), (iv) VAT (Umsatzsteuer), (v) separate determination of taxation bases pursuant to section 27 of the German Corporate Income Tax Act (Körperschaftsteuergesetz – KStG), (vi) separate determination of the trade loss that can be carried forward and (vii) the separate determination of the remaining loss carryforward for corporate income tax purposes, in each case for the tax assessment periods (i) up to and including 2016, are final and not subject to review (Vorbehalt der Nachprüfung) and (ii) for the tax assessment periods 2017 through 2020, are subject to review (Vorbehalt der Nachprüfung). The Company was not subject to tax audits for German corporate income tax, trade tax and VAT purposes for tax assessment periods after 2013.
10.11Full Disclosure
The Seller has disclosed to the Buyer or its advisors all facts material to the business, operations, assets, liabilities (absolute, contingent or otherwise), condition (financial or otherwise), results of operations, reserves, working capital of the Company. No statement in any document, certificate, or other document or information that has been provided in connection with this Agreement and the transactions contemplated herein by the Seller or its Affiliates to the Buyer or any of its representatives, contains any untrue or misleading statement of material fact or has omitted to state any material fact necessary, to make any statements herein or therein, misleading.
10.12"Seller's Knowledge" within the meaning of this Agreement only refers to the actual positive knowledge (positive Kenntnis) and the lack of knowledge due to gross negligence (grobfahrlässige Unkenntnis) about the facts and circumstances relating to the Seller’s Warranties of Brett Jackson.
10.13The Buyer expressly acknowledges to acquire the Sold Shares as they are as of the Signing Date in accordance with its own examinations and assessment of all circumstances and to execute this Transaction on the basis of its own decision, examination and assessment without relying on any express or implied warranties or guarantees of the Seller except for the

Seller's Warranties. Notwithstanding the preceding paragraphs, the Buyer in particular agrees that the Seller does not give any warranties or guarantee undertakings with regard to (i) forecasts, estimations or budgets referring to future earnings, profits, returns, cash flows, the future financial situation, the future volume of orders or the future business of the Company made available to the Buyer, (ii) other information or documents with regard to the business of the Company made available to the Buyer, its lawyers, auditors or other advisers within the course of the sales process and the due diligence, unless otherwise expressly provided for herein or (iii) fiscal matters unless otherwise expressly provided for herein.
11.COVENANTS
The Seller undertakes to ensure during the period between the Signing Date and the Closing Date, to the extent legally and contractually permissible, that the Company and the Business are managed in all material respects within the ordinary course of business and in accordance with past practice. During this interim period, the Seller shall in particular not take and shall, if and to the extent permitted by mandatory law and to the extent able as the shareholder of the Company, apply reasonable efforts (including through instructing the management of the Company accordingly) to cause the Company not to take any of the following actions without the Buyer's prior written consent (not to be unreasonably withheld) and except as otherwise contemplated or allowed for in this Agreement:
a)amendments to the articles of association of the Company;
b)any merger, split-off or other company reorganization involving the Company;
c)any dissolution or liquidation of the Company;
d)take or omit any action which could terminate or jeopardize the existing insurance coverage of the Company;
e)any divestiture, acquisition or encumbrance of a business (or portion thereof) or of any asset with a value exceeding EUR 50,000.00, any Owned Intellectual Property or Company Software;
f)any incurrence of any indebtedness for borrowed money or any other financial debt, other than any indebtedness incurred under existing credit lines or intercompany credit arrangements in amounts and on terms consistent with past practice;

g)any changes to the terms of employment and compensation of any employee outside the ordinary course of business and save for "on-cycle" or other pre-agreed promotions or salary increases; hire of any new employees or termination of any Key Employees unless contemplated in this Agreement;
h)any change in any accounting practice or policy, except as required due to a concurrent change in applicable laws or generally accepted accounting principles;
i)terminate, suspend or amend (other than contemplated in this Agreement in the ordinary course of business) or enter into any Material Agreement;
j)enter into collective wage agreements, agreement with trade unions, works councils or similar bodies or establish a works council; and
k)enter into any agreement to take any of the actions set forth under clauses 11.1.1 a) to 11.1.1 j) above.
12.REMEDIES
12.1In the event of a breach or non-fulfillment of any Seller's Warranty (each a "Buyer Claim"), the Seller shall, at the Buyer's sole discretion, either (i) put the Buyer into the same position it would have been in if the Seller's Warranty or covenant under clause 11 had been fulfilled or not been breached (Naturalrestitution); or (ii) compensate the Buyer (or at the Buyer's election the Company) for all Losses suffered by the Buyer and/or the Company as a result of such breach or non-fulfillment in accordance with the provisions contained in this Agreement. For the purpose of determining the liability of the Seller, only the actual direct losses incurred by the Buyer or the Company and at the Signing Date reasonably foreseeable losses of the Company (calculated on a Euro for Euro basis) including lost profits shall be taken into account and not any potential or actual reduction (Minderung) in the value of the Business, it being understood that the Buyer’s evaluation of the Business including the underlying evaluation methods applied by the Buyer shall not be taken into account when determining the amount of the losses and in no event shall the Buyer be entitled to claim damages by applying any multiples (e.g. an EBIT multiple applied by the Buyer in connection with its calculation of the Preliminary Purchase Price or Final Purchase Price). Other than stated above the Seller shall in no event be liable for any indirect damages (mittelbare Schäden), opportunity cost (Opportunitätskosten), lost opportunities or any internal costs and expenses incurred by the Buyer and/or the Company. The principles of offsetting benefits (Grundsätze des Vorteilsausgleiches und der Vorteilsanrechnung) pursuant to sections 249 et seqq. BGB shall apply. The amount of the actual losses determined in accordance with this clause 12.1 is herein referred to as "Losses".
12.2Any payments resulting from a Buyer Claim shall be treated as purchase price reductions for tax purposes.
12.3Notices to the Seller; Proceeding in Case of Third Parties' Claims
12.9.1In the event of a potential or factual Buyer Claim, the Buyer shall be obliged to notify the Seller in writing of the factual or facts constituting the potential breach without undue delay (unverzüglich) after it has obtained knowledge of the breach giving a description of the underlying circumstances and, if possible, the estimated amount of the claim.
12.9.2Without prejudice to the validity of the Buyer Claim in question, the Buyer shall allow, and cause the Company to allow, the Seller and its accountants and other professional advisors to investigate the matter or circumstance alleged to give rise to such Buyer Claim. The Buyer shall give, and cause the Company to give, such information and assistance as the Seller or its accountants or other professional advisors may reasonably request.
12.9.3If the Company or the Buyer are sued or notified in writing to be sued or threatened in writing to be sued by a third party, or if the Company or the Buyer are subjected to any audit or examination by any governmental authority (each a "Third Party Claim"), which can reasonably be expected to give rise to a Buyer Claim, the Buyer shall
a)provide the Seller without undue delay (unverzüglich) (but in any event no later than within 20 (twenty) Business Days following receipt of a written notification of a Third Party Claim) notice of such Third Party Claim; and
b)ensure that the Seller shall be provided with all materials, information and assistance necessary in relation to such Third Party Claim, be given reasonable opportunity to comment or discuss with the Buyer any measures which the Seller proposes to take or to omit in connection with the Third Party Claim, and in particular the Seller shall be given an opportunity to comment on, participate in, and review any reports and all relevant audits or other measures and receive without undue delay (unverzüglich) copies of all relevant orders (Bescheide) of any authority; and
c)give the Seller the opportunity to defend such Third Party Claim for the Company at its own costs. The Seller shall be entitled to institute any and all appropriate proceedings and the Seller shall be entitled to coordinate such actions of defensive measures at its own costs. The Seller shall in particular be entitled, in each case at its own costs (i) to be in charge of any and all proceedings and the correspondence with third parties, (ii) to engage a lawyer acting on behalf of the Buyer or the Company and (iii) to demand that any judicial proceedings regarding the Third Party Claim or any extrajudicial settlement of the Third Party Claim is carried out in accordance with the reasonable instructions given by the Seller. The Seller shall be obliged to conduct such proceedings in good faith. In this regard, it shall at all times reasonably take the Company's and the Buyer’s best interests into consideration.
12.9.4The Buyer or the Company shall under no circumstances be entitled to acknowledge any Third Party Claim, to reach a settlement or to approve the acknowledgement (Anerkenntnis) or settlement (Vergleich) of a Third Party Claim without the prior written consent of the Seller (not to be withheld unreasonably) if such claims may make the Seller liable in accordance with this Agreement. The Buyer shall assist and cause the Company to assist the Seller in defending a Third Part Claim in accordance with the legal principles underlying section 254 BGB.
12.9.5To the extent the Seller has breached a Seller's Warranty or covenant under clause 11 it shall accordingly be obliged to bear any reasonable costs and expenses of the Company or the Buyer for defending such claims in connection with clause 12.3.
12.4De Minimis, Exemption Amount (Freigrenze)
The Seller shall only be liable for breached Seller’s Warranty if the amount recoverable under this Agreement with respect to each individual claim made exceeds an amount of EUR 25,000.00 ("De Minimis") and the aggregate amount recoverable under this Agreement with regard to all claims of the Buyer exceeds an amount of EUR 150,000.00 ("Basket"). If the Basket is exceeded, the Seller shall be liable for the whole amount. This clause shall not apply to a breach of a Seller’s Warranty under clause 10.10 (Tax).
12.5Maximum Liability Amount
12.9.1Any claim against the Seller under a breach of one of the Seller's Warranties given under clause 10.5 through 10.9 or 10.11 shall be limited to the amount of 15% of the Final Purchase Price in total.
12.9.2Any other claim under this Agreement against the Seller for breaches of any of the remaining Seller's Warranties and for Tax Indemnification Claims shall be limited to the amount of the Final Purchase Price.
12.9.3The total and overall liability of the Seller for all and any claims under or arising out of this Agreement, however excluding (i) Buyer Claims that fall under clause 12.5.1 or 12.5.2, (ii) claims for breach of the covenants under clause 11, (iii) claims in connection with the TSA or (iv) under clause 17.5 through 17.8, shall be limited to the amount of 20% of the Final Purchase Price.
12.9.4The limitations of this clause 12.5 shall not apply to any claims against the Seller that are based on willful intent (Vorsatz) or intentional misconduct (Arglist).
12.6Exclusion and Limitation of Liability
12.9.1The Seller shall not be liable for any claim under or in connection with this Agreement, if and to the extent (this section 12.6 does not apply to any claims against the Seller for breaches of any of the Seller's Warranties given under clause 10.10 (Tax) and any claims against the Seller that fall under clause 15):
a)the matter to which the claim relates has been taken into account by way of a provision (Rückstellung), or depreciation (Abschreibung), or exceptional depreciation (außerplanmäßige Abschreibung), or depreciation to reflect lower market values (Abschreibung auf den niedrigeren beizulegenden Wert) or otherwise in the Closing Date Financial Calculations; or
b)the claim is recovered by a third party (e.g. an insurance); or
c)the claim results from a failure of the Buyer or (following the Closing Date) the Company to mitigate damages pursuant to section 254 BGB; or

d)the matter to which the claim relates was, at the Signing Date, registered with the online excerpt of the German commercial register; or
e)the matter to which the claim relates was actually and positively known by the Buyer or its representatives, employees and advisors involved in the review of the Data Room as at the Signing Date, taking into account that the Buyer, prior to entering into this Agreement, had the opportunity to thoroughly review the condition of the Company and the Business by having (i) had access to a virtual data room hosted by Intralinks ("Data Room") containing documents relating to the Company and the Business as well as by answers provided to specific questions submitted during the due diligence process ("Q&As"), (ii) been provided with additional information disclosed to the Buyer in the course of the sales process. In particular, the Buyer was granted access to the Company in order to conduct a comprehensive technology due diligence. This exclusion does not apply to any Buyer Claim due to a breach of clause 10.2 through and including 10.4. The Buyer confirms that it has no knowledge of any Buyer Claim as of the Signing Date. For the avoidance of doubt, any attribution of knowledge of the management or employees of the Company to the Buyer is excluded.
Without limiting the foregoing, the Buyer shall be deemed to have actual positive knowledge of all matters disclosed in (i) any documents (including the Q&As) submitted to the Data Room prior to May 25, 2022 (20:00 hours) ("Cut Off Date"), the status of which, as of the Cut Off Date, is recorded for evidentiary purposes on a USB flash drive ("Data Room USB") which has been handed over to the acting notary who is hereby instructed by the Parties to take it into custody for 3 (three) years from the Signing Date with the right to destroy the Data Room USB after this time (in addition, each Party has received a Data Room USB prior to the Signing Date); (ii) this Agreement, including its annexes; or
f)the claim results from or is increased by the passing of, or any change in any law, ordinance or administrative practice of any governmental or other regulatory body including any increase in the rates of any Closing Date Financial Statements or any imposition of any taxes or any withdrawal or relief from any taxes not actually in effect at the Closing Date; or

g)the Buyer has caused or participated in causing (verursacht oder mitverursacht) any Losses or failed to mitigate Losses pursuant to section 254 BGB.
12.9.2In the event the Buyer or the Company after Closing Date is entitled to claim from third parties the recovery of any damage which is also subject of a Buyer’s Claim, the Buyer shall and shall procure that the Company, to the extent permitted by law and contract, assign such claim to the Seller.
12.7Statute of Limitation
Any Buyer Claims and claims of the Buyer under section 15 shall be statute-barred (verjährt) as follows:
12.9.1on the 3rd (third) anniversary of the Closing Date in respect of Seller's Warranties pursuant to clause 10.2 through and including 10.4;
12.9.2in respect of Taxes and breaches of Seller’s Warranties under clause 10.10 (Tax), 6 (six) months after the relevant Tax assessment becomes final and binding and non-alterable (formell und materiell bestandskräftig), but in no case earlier than 12 (twelve) months following the Effective Date;
12.9.3on the 1st (first) anniversary of the Closing Date in respect of all other Buyer Claims.
Any claims of the Buyer due to a breach of the covenants under clause 11 shall be statute-barred (verjährt) on the 2nd anniversary of the Closing Date.
12.8Exclusion of Further Legal Consequences
12.9.1The Parties agree that this Agreement finally and exclusively regulates the rights and remedies which the Buyer may have with respect to a Buyer Claim and that the Buyer is therefore only entitled to the claims regulated in this Agreement including the legal consequences regulated herein.
12.9.2The Buyer expressly acknowledges that the circumstances which are decisive for the conclusion of this Agreement have finally been stipulated herein and that the Seller does not give any express or implied guarantee undertakings, warranties, representations or other initial declarations with regard to disclosed information or other information or documents provided to the Buyer or his advisers, unless otherwise expressly provided for herein.
12.9.3If and to the extent legally permissible, any claims and rights including without limitation rights to rescind this Agreement (Rücktritt), claims for reduction (Minderung) or repayment of the Preliminary Purchase Price or Final Purchase Price, claims for damages (Schadenersatz) (including damages for non-performance (Schadenersatz statt der Leistung)) other than the claims and rights of the Parties regulated herein shall be excluded, irrespective of their origin, scope and legal foundation including, but not limited to claims for a violation of duties (sections 311(2) and (3), 241(2) BGB (Schadenersatz wegen Verschuldens bei Vertragsverhandlungen, culpa in contrahendo)), violation of a duty under an obligation (in particular pursuant to sections 280, 281, 282, 241 BGB), obstruction or frustration (Störung der Geschäftsgrundlage) of a contract (section 313 BGB), all remedies of the Buyer for defects of the sold assets under sections 437 through 441, 553 BGB, tort as well as to any other claims that in consequence of a termination or invalidity of this Agreement may result in a change of its contents or a repayment or reduction of the Preliminary Purchase Price or Final Purchase Price and any and all other statutory rights and remedies, if any, are hereby expressly excluded and waived by the Parties, unless the claim is based on a willful deceit (arglistige Täuschung) or intentional misconduct (Vorsatz) of the respective other Party or in case of harm to life, limb or health. For good order's sake, the Parties agree that the Buyer shall not be entitled to withdraw from this Agreement, or to claim an adjustment of this Agreement and its terms, due to the Covid-19 pandemic.
12.9Adjustment of Profit; No Double Relief
12.9.1If and to the extent a fact constituting a claim of the Buyer under this Agreement renders the Company or the Buyer a fiscal or other benefit including a tax benefit, such benefit shall be set off against the claim (adjustment of profit). Fiscal benefits within the meaning of the preceding sentence include reliefs regarding corporate income tax, trade tax, solidarity surcharge and other taxes on income depending on applicable law.
12.9.2If the Seller made restitution in kind or paid damages the assertion of further contractual or legal claims based on the same facts and circumstances shall be excluded (no double compensation).

13.REPRESENTATIONS AND WARRANTIES OF THE BUYER
13.1The Buyer hereby represents and warrants by way of an independent guarantee undertaking (selbständiges Garantieversprechen) pursuant to section 311(1) BGB the following as of the Signing Date unless otherwise stated therein:
13.1.1As of the Signing Date and Closing Date, the Buyer is validly incorporated and existing under the laws of Germany.
13.1.2As of the Signing Date and Closing Date, the Buyer has full power and authority and has taken all requisite internal corporate actions and obtained all internal consents to execute this Agreement and to perform its obligations hereunder. As of the Signing Date and Closing Date, this Agreement constitutes valid and legally binding obligations of the Buyer, enforceable against it in accordance with its terms and conditions.
13.1.3As of the Signing Date and Closing Date, the entry into, execution and performance of the Transaction contemplated by this Agreement do not require the obtaining by the Buyer of any consents or permits from any governmental authority, court, public authority or other public body in any applicable jurisdiction. The execution and performance of this Agreement and any legal transactions provided for herein by the Buyer do not as of the Signing Date and Closing Date constitute a violation of the Buyer's articles of association or rules of procedure and no violation of applicable legal provisions, judgments, injunctions or other binding provisions. To the Buyer's knowledge there neither exist pending legal proceedings, preliminary investigations or other proceedings against the Buyer before a court, an arbitral tribunal or an administrative authority that may prevent, modify or delay in any way the execution of the legal transactions provided for herein nor are they threatened in writing.
13.1.4The Buyer disposes of adequate and immediately available funds or binding financial commitments in order to pay the Preliminary Purchase Price and Final Purchase Price including any interest (as the case may be) and to make any and all required payments under or in connection with this Agreement when due.
13.2If the Buyer breaches a guarantee undertaking pursuant to clause 13.1.1 through clause 13.1.4, it shall be obliged to indemnify the Seller against any Losses (as defined in clause 12.1) resulting therefrom. Any and all claims of the Seller pursuant to clause 13 shall become statute-barred 3 (three) years after the Closing Date.
14.INDEMNIFICATION UNDERTAKINGS OF THE SELLER, FURTHER OBLIGATIONS
14.1With the exception of the claims under the Transitional Service Agreement,the Seller hereby waives all claims against the Company. The Seller undertakes to ensure that its Affiliates and related parties do not assert any claims against the Company, with the exception of claims arising from the Transitional Service Agreement, other agreements provided for in this Agreement or which were established after the Closing Date or with the consent of the Buyer. The Seller shall indemnify and hold harmless the Company from and against any such claim as well as any costs and expenses reasonably incurred in connection therewith.
The Seller, as a separate and special undertaking, undertakes and guarantees to fully and comprehensively indemnify and hold the Buyer or, at the Buyer's request, the Company, harmless, irrespective of fault (verschuldensunabhängig) with respect to:

14.1.1any claims, damages, expenses (including expenses for corrective measures, such as preparation of the required documentation), penalties or fines caused by Company’s breach of applicable data protection laws or lack of compliance with applicable data protection laws between May 25, 2018 and the Closing Date;
14.1.2any claims, damages, reasonable cost and expenses, lawsuits, legal proceedings, rulings, arbitration awards, penalties or fines, including the reasonable costs of defending against asserted claims and the reasonable costs of enforcing this indemnification obligation, in each case including reasonable attorneys' fees incurred in connection therewith, in connection with (i) Company’s breach of the license terms applicable to the following software components JpGraph, chardet, mecurial, nose, MySQL-python, repose.who.plugins.ldap, node-forge, ua-parser-js, amqp, argh, chardet, docutilis, mysqlclient, noxe, pygeoip ("OSS Components"), if and to the extent the breach already existed before the Closing Date, and (ii) the Company’s granting to third parties of any rights to use, edit, further develop or exploit the Company Software or to permit the Company Software to be redistributed to third parties free of charge, in each case if and to the extent caused by the use, editing, distribution or other deployment of the OSS Components in violation of its license terms before Closing Date. This shall also include any reasonable costs of replacing the OSS Components or reasonable costs of other measures to avoid a license violation.
14.1.3any claims, damages, costs and expenses resulting from the use of OSS-Components in the Company Software that are subject to a copyleft license in violation of the framework agreement dated August 30, 2018, as amended from time to time, between the Company and Thyssenkrupp AG; and
14.1.4any and all damages, costs and expenses incurred by the Buyer as a result of the assertion of claims for overtime compensation (Überstundenvergütung) and working from home (Home Office).
14.2Any indemnification claims under this Section 14 shall constitute an actual third-party beneficiary contract (echter Vertrag zugunsten Dritter) pursuant to section 328 BGB for the Company and shall become due and payable at the same time as the underlying claims and shall become time-barred two (2) years after the date on which the indemnification claim is due and the Buyer has knowledge of the indemnification claim within the meaning of section 199 para. 1 No. 2 BGB.

15.TAX INDEMNITY
15.1"Tax" or "Taxes" are any and all (i) federal, state, municipal or local taxes (Steuern) and contributions (Beiträge, Gebühren), duties (Abgaben), fees, customs duties (Zölle), excise and other impositions within the meaning of section 3 para. 1 to 3 (including) AO as well as all ancillary charges (steuerliche Nebenleistungen) within the meaning of section 3 para. 4 AO or any similar provisions under applicable foreign law, (ii) any other levies, customs, contributions (Beiträge, Gebühren), duties or comparable charges (Abgaben) under domestic or foreign law, which are assessed or levied by any Tax Authority, or which are owed in any other way pursuant to applicable domestic or foreign tax law, (iii) social security contributions or charges (Sozialversicherungsbeiträge oder -abgaben) as well as similar contributions under domestic or foreign law, (iv) investment grants and investment subsidies (Investitionszulagen und Investitionszuschüsse) as well as subsidies (Subventionen), grants under public law (öffentlich-rechtliche Zuwendungen) and similar benefits in Germany or abroad, (v) in all cases (i) through (iv) irrespective of how they are collected or determined and irrespective of whether they accrue as a primary liability or as a secondary tax liability (Haftungsschulden), on the basis of contractual agreements (e.g. under a tax sharing agreement (Steuerumlagevertrag)) or as joint liability for third parties, for example as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group, including for German tax purposes any fiscal unity (steuerliche Organschaft) as well as (vi) in all cases (i) through (v) any and all interest, penalty, fine, liability or other kind of addition thereon and all incidental payments and liabilities related thereto levied by a Tax Authority or owed pursuant to applicable domestic or foreign tax law or, if the underlying Taxes accrue on the basis of contractual agreements within the meaning of case (v), owed pursuant to the relevant agreement or domestic or foreign law. Deferred Taxes (latente Steuern) as well as loss carry forwards (Verlustvorträge) and loss carry backs (Verlustrückträge) are not considered Taxes within the meaning of this clause 15.1.
"Tax Authority" is any domestic or foreign supranational, federal, state, or local tax authority or any other sovereign entity, which is in charge of imposing Taxes.
“Tax Returns" for the purposes of this Agreement shall mean all declarations, notifications and other documents, data and records to be filed or submitted with or handed to a Tax Authority in connection with Taxes, including any amendment thereof and any schedule or attachment thereto, and including in Germany any tax declarations (Steueranmeldungen), advance tax declarations (Steuervoranmeldungen).

15.2Subject to Closing and subject to the limitations, exclusions and other provisions of this Agreement, the Seller shall indemnify and hold harmless the Buyer, or upon the Buyer's request the Company, from and against
15.16.1any liability for Taxes resulting from a breach of one of the Seller's Warranties given under clause 10.10;
15.16.2any and all liability for Taxes imposed on or payable (including by way of set-off, withholding or deduction) by the Company, for any periods (e.g. Veranlagungs-, Erhebungszeiträume, etc.), or portions thereof, ending on or before the Effective Date;
15.16.3unless explicitly otherwise stated in this Agreement, any and all Taxes imposed on or payable (including by way of set-off, withholding or deduction) by the Company due to a termination or settlement of the Stock Option Incentive Plan upon Closing as set out in clause 1.5; and
15.16.4any elimination of an overstated Tax receivable (überdotierte Forderungen für Steuern) pursuant to German GAAP (except where the elimination occurs due to a settlement of such Tax receivable) if and to the extent such Tax receivable was (i) reflected in the Closing Date Financial Calculation as a receivable and (ii) included in the calculation of the Final Purchase Price for the benefit of the Seller, any such Taxes the "Relevant Taxes" and each claim of the Buyer under this clause a "Tax Indemnification Claim ".
For the purpose of determining the Relevant Tax, Taxes (including German trade tax) imposed upon the Company for tax assessment periods starting prior to the Effective Date and ending thereafter, and are assessed on income, wages, sales, gains, receipts, profits or turnover, the amount of Relevant Taxes shall be deemed to be the amount that would be assessed if the relevant tax assessment period ended on the Effective Date; to the extent income, wages, sales, gains, profits or turnover that result from business transactions (Geschäftsvorfälle) prior to or on the Effective Date (including any income resulting from the consummation of the Customer Acquisition Agreement, the termination of the Intra-Group Agreements, or due to a termination or settlement of the Upstream Loans and the Shareholder Loans) shall be attributed to the period up to and including the Effective Date; to the extent they result from business transactions after the Effective Date, such income, profit or turnover shall be attributed to the period after the Effective Date. With regard to Taxes not described in the sentence before that are imposed on a periodic basis, the portion of the Taxes attributable to the period prior to and including the Effective Date shall be calculated pro rata temporis.
15.3The Seller shall not be liable for any Tax Indemnification Claim if and to the extent
15.16.1the Relevant Tax has been paid or discharged in any other manner on or before the Effective Date,
15.16.2the Relevant Tax has been considered as a provision or liability in the Closing Date Financial Calculations that has reduced the Final Purchase Price,
15.16.3the Relevant Tax is caused by or relates to actions, declarations, omissions or other measure (including any change in the accounting or taxation policies or practice, changes in tax structure or corporate structure or changes in transfer pricing) by the Buyer, the Company or a successor after the Effective Date, except in each case if (i) required by law (including any notifications to be made pursuant to section 153 AO), (ii) made (A) upon the Seller’s written instruction or (B) with the Seller’s consent required and given or deemed given pursuant to clauses 15.13, 15.14, 15.15.4 and 15.16.1, (iii) the action or measure triggered Relevant Tax because the Seller breached the Seller's Warranty given under clause 10.10.9, and/or (iv) if stemming from any termination, replacement, substitution or renewal of, or any amendment or other change occurring after the Effective Date to any transaction or other measure of the Company which was arranged on or before the Effective Date and which was abusive within the meaning of Section 42 AO or of any similar substance over form concepts or specific anti-abuse provisions under any law,
15.16.4the claim is recovered by a third party (e.g. an insurance); clause 12.6.2 shall apply mutatis mutandis,
15.16.5the Relevant Tax results from changes of laws or their interpretation after the Effective Date,
15.16.6the Relevant Tax was reimbursed by the Seller by payment or, to the extent permitted under this Agreement, offsetting against any claim against the Buyer or the Company,
15.16.7the Buyer (i) does not notify the Seller of a Tax assessment or other decision of a Tax Authority that assessed the underlying Relevant Taxes at least ten (10) Business

Days before the expiry of the corresponding objection period, (ii) does not challenge or litigate any such Tax assessment or other decision contrary to a written and timely instruction of the Seller pursuant to clause 15.15, or (iii) settles a Tax Dispute without the necessary consent of the Seller, in each case of (i) through (iii) unless the Buyer proves that the Relevant Tax had been triggered or increased if the Buyer had fulfilled the above obligations (i) through (iii).
15.4The Seller shall be required to pay an amount equal to the Relevant Taxes to the Buyer, or, at the Buyer's request, to the Company. Payment to the Buyer or the Company is deemed fulfilment of the indemnification obligation.
15.5Payment of the Relevant Taxes shall become due (fällig) and payable (zahlbar) within 10 (ten) Business Days following a written notice by the Buyer, provided, however, that the Seller shall not be obliged to make any payment earlier than 5 (five) Business Days before the respective Tax becomes due and payable to the competent Tax Authority. The written notice by the Buyer has to be accompanied by copies of the Tax assessments or orders. Upon written request of the Seller, Buyer shall provide the Seller with all information the Seller (at Seller’s own expense, but excluding any internal costs of the Purchaser or the Company) reasonably requires for the evaluation of the indemnification claim without undue delay in accordance with clause 15.12; for the avoidance of doubt: this obligation of the Buyer does not affect the due date for the payment of the Relevant Taxes under this clause 15.5. If and to the extent stay of execution (Aussetzung der Vollziehung) is granted, payment of Relevant Taxes does not become due and payable if and to the extent the Seller timely provides security requested by the Tax Authority. The Buyer shall procure that the Company applies for a stay of execution of a Relevant Tax only if explicitly requested by the Seller; otherwise the Seller shall not be liable for any ancillary charges payable in addition to the Relevant Tax.
15.6If and to the extent that the amount of the Relevant Taxes is subsequently determined to be lower (e.g., as a result of appeals being filed) than the amount of the Relevant Taxes as originally compensated, the Buyer shall refund or procure that the Company refunds to the Seller the amount by which the original payment exceeded the subsequently determined Relevant Taxes together with any interest paid (or credited) by any Tax Authority on the amount to be refunded, but net of Taxes charged on such interest. This applies irrespective of whether such refund is made in cash, by offset against Tax liabilities or in any other manner.
15.7If and to the extent

15.16.1the Company receives a Tax refund relating to any period prior to the Effective Date or a portion of it, and
15.16.2such Tax refund is not reflected in the Closing Date Financial Calculations as receivable and is not included in the calculation of the Final Purchase Price for the benefit of the Seller, the Buyer shall pay or cause the Company to pay to the Seller an amount equal to such Tax refund (together with any interest paid by any Tax Authority on the reimbursed amounts but net of Taxes thereon) irrespective of whether the Tax refund is made in cash, by offset against Tax liabilities or in any other manner, (i) reduced by Tax disadvantage after the Effective Date (including, but not limited to, effects of timing differences, e.g. due to an increase of depreciation in taxable periods ending on or before the Effective Date that results in a correspondingly decreased depreciation in taxable periods ending after the Effective Date, a write down in taxable periods ending on or before the Effective Date that results in a corresponding write-up; the non-recognition of receivables (Phasenverschiebung)) relating to the Tax refund, and except (ii) the Tax refund is attributable to the carryback of a loss or other Tax attribute arising in a taxable period (or portion thereof) after the Effective Date or (iii) the Tax refund is set-off against, or deducted from any Tax Indemnification Claim.
15.8The Buyer shall without undue delay (unverzüglich), but at the latest within 5 (five) Business Days after the Buyer or the Company become aware of an actual Tax refund, notify the Seller in writing of any Tax refund relating to any period or portion thereof prior to the Effective Date that results in a claim of the Seller pursuant to clause 15.7.
15.9If any liability or provision for Taxes that (i) is contained in the Closing Date Financial Calculations (irrespective whether or not explicitly reflected as a liability or provision related to Tax) and (ii) was included in the calculation of the Final Purchase Price for the benefit of the Buyer, is higher than actually required and can be released under German GAAP ("Over-Provision"), the Buyer shall notify the Seller in writing within 10 (ten) Business Days after the facts resulting into the release are determined and shall pay to the Seller the amount of such Over-Provision, except to the extent that such Tax provision has been, set off against any Tax Indemnification Claim.
15.10Any amount payable to the Seller pursuant to clauses 15.6, 15.7 and 15.9 shall be due and payable within 5 (five) Business Days after (i) the Tax refund or the reimbursement of Taxes, as the case may be, has been received by the Buyer or the Company irrespective of whether such refund is made in cash, by offset against Tax liabilities or received in any other manner or (ii) the preparation of the financial statements (Erstellung des Jahresabschlusses) of the Company for the financial year, in which the respective Over-Provision has been or should have been dissolved in accordance with applicable GAAP.
15.11If, as a result of Relevant Taxes for which the Buyer has been indemnified under clause 15 (due to reversal effects), lower Taxes are incurred by the Company due to reciprocal effects (Wechselwirkung) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from a transfer of items relevant for Taxes (e.g. turn-over, income, expenses, VAT payable corresponding to an input VAT refunded etc.) into another Tax assessment period or a transfer of Tax items from one entity to another entity, in each case after the Effective Date (the "Tax Benefits"), the Tax Benefits shall be refunded to the Seller by the Buyer at the end of the year in which the Company received the Tax Benefits irrespective of whether received by way of a reduction of the actual Tax burden, repayment or set off. The mere creation or increase of tax losses or loss carryforwards shall be considered as Tax Benefits only upon use of such tax losses or tax loss carry forward. If, as a result of a tax audit or appeal proceedings, it becomes final and unappealable (bestandskräftig) that the Tax Benefits refunded by the Buyer were wrongly refunded to Buyer by the Tax Authority, the Seller shall refund such Tax Benefits received.
15.12The Parties and their representatives shall fully cooperate with each other, as and to the extent reasonably requested by a Party, in connection with any Tax matters for periods which include periods prior to and including the Effective Date, this especially applies to the preparation and filing of Tax Returns as well as the conduct of any audit, investigation, dispute or appeal with respect to Taxes which may be Relevant Taxes. With respect to any such Tax matters, the Buyer shall ensure that
15.16.1the Company files all Tax Returns, which relate to periods up to the Effective Date, properly and timely and all Taxes assessed on this basis will be paid when due,
15.16.2the Seller receives copies of all Tax assessments and orders of the Company which relate to periods up to the Effective Date and may give rise to a claim of the Buyer under this clause 15, completely and without undue delay (unverzüglich) upon receipt of such Tax assessments and orders,
15.16.3the Seller and advisors of its choice (sworn to professional duty of confidentiality) obtain (at Seller’s expense) reasonable access during normal business hours to all information, books, records and documents of the Company which relate to periods up to the Effective Date and may give rise to a claim of the Buyer under this clause 15, as the Seller shall from time to time reasonably request, and
15.16.4such information, books, records and documents are kept and archived until all claims pursuant to this clause 15 have lapsed. The Buyer will give the Seller notice if it or the Company intends to transfer, discard or destroy relevant Tax records and books before all claims pursuant to this clause 15 have lapsed and in this case and if requested by the Seller, deliver such Tax records and books to the Seller.
15.13Tax Returns and any accompanying documents relating in whole or in part to periods prior to and including the Effective Date ("Relevant Tax Return") shall be subject to the review and prior written consent of the Seller and may not be supplemented or amended or filed without the Seller's prior written consent (which may not be unreasonably withheld, delayed or conditioned). The Buyer shall ensure that any draft for a Relevant Tax Return to be reviewed and approved by the Seller will be furnished to the Seller (i) in case of Relevant Tax Returns for a calendar year not later than 20 (twenty) Business Days (ii) otherwise not later than 10 (ten) Business Days prior to the date on which the Relevant Tax Return may be filed with the applicable Tax Authority without incurring penalties, surcharges, fines or interest. The Seller shall be deemed to have given its consent to the content of any Relevant Tax Return sent to the Seller for review and consent unless Seller objects – acting reasonably – in writing without undue delay (e.g. in case of annual Tax Returns no later than within 17 (seventeen) Business Days following receipt of the respective Relevant Tax Return and thereby shall (i) specify in reasonable detail the issues in relation to which the Seller disagrees and (ii) provide a substantial and lawful counter proposal. Buyer shall make any such timely comments requested by Seller in good faith, provided such comments are consistent with past practice and applicable law. For the avoidance of doubt, the Seller shall have a right to review and comment on Relevant Tax Returns but have no obligation to do so.
15.14The Buyer must notify the Seller, unprompted, without undue delay (unverzüglich) and in writing in accordance with clause 21.2 about any announcement for or commencement of an external Tax audit (Anordnung einer steuerlichen Außenprüfung) or other administrative or court proceeding relating to Taxes for a period or periods prior to the Effective Date which may give rise to a claim of the Buyer under this clause 15 ("Tax Proceedings"), stating the subject matter of the audit or of an alleged Tax liability and any time limits for bringing such Tax Proceedings. The notification must be supplemented by copies of any and all relevant documentation by the Tax Authority or, respectively, the fiscal court, on the Tax Proceedings or the alleged Tax liability. The Buyer is obliged to ensure that any material and relevant communication and correspondence with the Tax Authority or the fiscal court or other authorities which participate in the Tax Proceedings, in particular also copies of requests from the auditors in connection with an external Tax audit (steuerliche Außenprüfung), will be forwarded to the Seller unprompted and without undue delay (unverzüglich). The submission of information relating to the Company to the Tax Authority or, respectively, the fiscal court in connection with a Tax Proceedings requires the prior written consent of the Seller (which may not be unreasonably withheld, delayed or conditioned).
15.15The Buyer shall procure that the Company enables the Seller to reasonably participate in all Tax Proceedings or filing of appeals relating to Taxes which may become Relevant Taxes according to the following terms (in each case at Seller’s sole cost and expense):
15.16.1The Buyer shall procure that upon reasonable request of the Seller, objections are filed and administrative or legal proceedings are instituted and conducted by the Company against any Tax assessments, orders, audits, decrees or judgments in each case in connection with, or related to, Relevant Taxes ("Tax Dispute"), in accordance with the Seller's reasonable directions and at the Seller's expense, subject to Seller indemnifying and securing Buyer and the Company (and any Affiliate) in writing against any Relevant Taxes resulting from these Tax Disputes and any reasonable costs incurred by the Buyer or the Company in relation thereto, it being understood that to the extent that any Taxes of Buyer or the Company on or after the Effective Date are, or may be, impacted by any such direction of Seller or its professional advisors, the Parties agree to reasonably cooperate and agree a reasonable approach to balance the interests of the Parties with respect to the conduct, settlement or compromise of any related Tax Dispute.
15.16.2The Buyer shall procure that upon reasonable request of the Seller, the Company enables the Seller and/or the advisor of the Seller's choice (sworn to professional duty of confidentiality) to, fully participate at Seller’s own expense in any Tax Proceeding, or any proceedings with regard to the Tax assessment related to Relevant Taxes and to actively contribute to the preparation and implementation of the audit or the proceedings.

15.16.3The Buyer is obliged to reasonably cooperate with the Seller and to prompt the Company and any legal successors to reasonably cooperate at all stages of the Tax Dispute.
15.16.4Without the prior written consent of the Seller (which may not be unreasonably withheld, delayed or conditioned) neither the Buyer nor the Company may settle Relevant Taxes, enter into a compromise in connection therewith or appeal or settle these otherwise. The Buyer will instruct the Company accordingly.
15.16.5If The Company has challenged or litigated a Tax assessment or any other relevant decision or initiated a Tax Dispute upon instruction of the Seller and
a)the further conduct or execution of such procedure requires a (further) instruction of the Seller, the Company may continue such proceedings at its sole discretion, if the Seller does not provide such instruction in writing in line with applicable law to the Buyer or the Company within 10 (ten) Business Days following the receipt (Zugang) of a corresponding request for instruction; and
b)the Seller does not indemnify or reimburse the Buyer or the Company against the costs of such procedure within 10 (ten) Business Days following the receipt (Zugang) of a corresponding payment request in writing accompanied by documents substantiating such costs; the Company shall be entitled to continue such procedure at its sole discretion, this shall not, however, release the Seller from its obligation to reimburse the costs of such proceeding to the extent the costs were caused by the Seller’s instructions.
15.16Clauses 15.2 to 15.15 shall apply with the following proviso:

15.16.1Unless explicitly otherwise stated in this Agreement, any required consent of the Seller may not be unreasonably withheld, delayed or conditioned and shall be deemed to have been given unless Seller objects in writing within 10 (ten) Business Days after receipt (Zugang) of (i) a notice on the facts upon which the required consent is based and (ii) a request by the Buyer or the Company for consent or instruction; and
15.16.2The Buyer and the Company shall only be obliged to observe any instructions or directions of the Seller, if such instructions or directions are (i) in line with applicable law, (ii) in writing and (iii) were received by the Buyer or the Company not later than 3 (three) Business Days before the expiry of the time limit set by law or by the Tax Authority for the performance of an action for which the instruction or direction is required (if applicable), provided that the Seller has been informed about such time limit in writing at least 10 (ten) Business Days prior to the expiry of the time limit.
15.17As between the Seller and the Buyer, payments pursuant to this clause 15 are deemed adjustments of the Final Purchase Price. Payments made to the Company upon request by the Buyer are - to the extent permitted by law - contributions (Einlagen) by the Buyer.
15.18Within the meaning of clause 10.10 and 15, the terms Seller, Buyer and Company shall also embrace any of their legal successors.
15.19No claim of the Buyer under this Agreement may be indemnified or satisfied more than once in respect of the same loss suffered.
16.INDEMNIFICATION UNDERTAKING OF THE BUYER
16.1The Buyer undertakes to cause the Company to not bring claims of any kind and nature against the Seller, any managing director of the Company or the Seller (the beneficiaries jointly: "Beneficiaries") after the Closing Date concerning periods or actions before the Closing Date related to (i) actions or omissions of the Seller or any of the Affiliates of the Seller in the capacity as a shareholder or indirect shareholder of the Company, (ii) the management of the Company or (iii) the initiation, negotiation, execution or consummation of the Transaction (including with other parties), other than as specifically provided for in this Agreement (including in particular in the Seller's Warranties or the covenants in clause 11 or clause 14) and, upon request of the Seller, to cause the Company to waive any claims the Company may have against any of the Beneficiaries, except for claims arising out of a willful misconduct or in relation to willfully caused damages by intentional breach of statutory or contractual obligations.
16.2If, after the Closing Date, the Company raises a claim against any of the Beneficiaries, relating to measures, actions or omissions of such Beneficiary in relation to the Company or the conduct of business of the Company before the Closing Date, the Buyer shall indemnify and hold harmless the respective Beneficiary from and against any such claim as well as any costs and expenses reasonable incurred in connection therewith unless such claim is specifically provided for in this Agreement (including in particular in the Seller's Warranties or the covenants in clause 11) and except for claims arising out of a willful misconduct or in relation to willfully caused damages by intentional breach of statutory or contractual obligations. The Parties agree by way of an actual third-party beneficiary contract within the meaning of section 328 BGB (echter Vertrag zugunsten Dritter gemäß § 328 Abs. 1 BGB) that sentence 1 shall apply mutatis mutandis in the event that a claim is raised against a Beneficiary not being a Party to this Agreement.
16.3Claims of the Beneficiaries under this clause 16 shall become due (fällig) and payable (zahlbar) at the same time (zeitgleich) the respective underlying claim becomes due (fällig) and payable (zahlbar), and shall be time-barred at the earlier of (i) 12 (twelve) months after the Beneficiary has been notified in writing of the respective underlying claim or liability both in amount and the underlying facts (in reasonably sufficient detail) giving rise to such claims or (ii) 3 (three) years after the Closing Date.
17.TRANSITION OF BUSINESS AND INTERIM SERVICES, TRANSFERRED CONTRACTS, DIVIDED CONTRACTS
17.1Subject to the terms and conditions of this Agreement, the Parties shall cooperate in good faith and use reasonable efforts to take or cause to be taken all actions and measures in order to consummate the transactions set out in this Agreement and to enable the Company/Buyer to continue the Business as currently conducted.
17.2The Seller shall provide, and shall procure that the relevant Seller's Affiliate will provide to the Company certain services for certain transitional periods after Closing which are necessary for the continued operations of Business and which will be provided for a limited period of time within the scope and on the terms and conditions as set out in the transitional service agreement, entered into as of Closing substantially in the form as hereto attached as a first draft in Annex 17.2 a) ("Transitional Services Agreement" or "TSA"). The Parties will negotiate and agree in good faith the final TSA within the next 3 weeks after the Signing Date. After Closing the Buyer shall procure that the Company complies with the provisions of the executed TSA.
17.3The Buyer understands and agrees that (i) any rights to the name "Cyren" (whether used, separately or in combination with other words, as part of a corporate or trade name, business identifier, internet domain or otherwise, collectively "Cyren Designations") are not part of the Transaction and (ii) the registered trademark “Cyren” is owned by Cyren Inc. For purposes of a smooth transition of the Business to the Buyer, the Seller undertakes to ensure that, for an interim period of four (4) months following the Closing Date, the Company shall be permitted to continue the Cyren Designations for the performance of services comprised by the Business in a form and manner as conducted on the Closing Date and shall be granted a royalty-free right of use. The Seller shall procure that a respective obligation of Cyren Inc. is included in the executed TSA. The Buyer must refrain from using - and Buyer herewith pledges accordingly not to use - the Cyren Designations for any other services or any other members of Buyer's Group other than the Business and the Company.
17.4Prior to Closing, the Seller and the Buyer will agree on the communication of the Transaction contemplated by this Agreement towards third parties, including, but not limited, to suppliers, customers or other business parties ("Business Partners"); such communication shall reflect the legitimate interest of the respective other Party and its Affiliates. Therefore, Seller will refrain, and cause any of Seller's Affiliates or the Company from communicating and informing any third parties about the Transaction without the Buyer's prior consent except as requested under any stock exchange rules (in particular a Form 8-K filing and associated press release) or other mandatory provisions applicable to the Seller.
17.5Each of the Parties shall execute and deliver and procure its Affiliates to execute and deliver, at the reasonable request of the other Party, such additional documents, instruments, conveyances and assurances and take such further actions as such other Party may reasonably request to enter and give effect to the transfer of Transferred Contracts as contemplated by the Customer Acquisition Agreement. Immediately following the execution of the Customer Acquisition Agreement each party thereof shall deliver to the other party (or parties) all third party consent and transfer notices, as the case may be, and such other documentation as may reasonably be required to evidence the transfer of the Transferred Contracts. The obligations and liabilities under the Transferred Contracts shall pass to the respective assignee as of the Closing Date. If any third party consent required to transfer any

Transferred Contracts has not been obtained before or on Closing Date, the respective assignor shall use its reasonable endeavours to obtain such consent as soon as reasonably practicable, and the parties shall co-operate as is reasonable for such purpose. In case that a customer under a Transferred Contracts does not give its consent to the transfer of the respective Transferred Contract, the Parties undertake to act as the consent of the customer has been obtained until any such consent is obtained. The respective assignor, as the case may be, will remain the party to the relevant Transferred Contract in respect of the external relationships and for the purpose of their internal relationship the Parties will cooperate in good faith and, to the extent legally permissible, conduct themselves and treat each other as if the transfer of this Transferred Contract had taken place with economic effect as of the Signing Date. In particular:
17.5.1the Seller shall use all reasonable endeavours to procure that the Company shall be entitled to the benefit, use and enjoyment of such Transferred Contract; and
17.5.2the Seller shall procure that Seller’s Affiliates shall pass on to the Company all payments made to it in connection with such Transferred Contract; and
17.5.3the Seller shall and procure that Seller’s Affiliates deliver to the Company all quotations, orders, inquiries and other correspondence relating to such Transferred Contract received by the Seller of Seller’s Affiliate after the Signing Date; and
17.5.4the Company shall perform all the obligations of the Seller or Seller’s Affiliate in respect of such Transferred Contracts; and
17.5.5in holding such Transferred Contract the Seller will apply and will procure that its Affiliates apply the standard of care of a prudent merchant;
17.5.6Clauses 17.5.1 through 17.5.5 shall apply accordingly to the Company; the Buyer shall procure that the Company complies with the obligations stated above after Closing.
17.6The Seller shall indemnify and hold harmless the Company for all litigation in connection with the Transferred Contract, which were pending prior to the Signing Date. Indemnification claims of the Purchaser against the Seller under this Clause 17.6 shall become time barred three (3) months following the date the concerned liabilities or obligations underlying the relevant indemnification claim has become time barred.

17.7If any required consent is not obtained within one (1) year after the Closing Date or is refused, then the respective assignor and the respective assignee shall use all reasonable efforts to achieve an alternative solution and the Party or Party’s Affiliate being party to the respective Transferred Contract may terminate the respective Transferred Contract. Any claims under these clauses 17.5 through 17.7 shall constitute an actual third-party beneficiary contract (echter Vertrag zugunsten Dritter) pursuant to section 328 BGB for the Company and the Seller's Affiliates.
17.8The Parties undertake to agree in good faith - as part of the TSA or in a separate agreement or similar arrangement – within 3 weeks after the Signing Date on the division, partial transfer, and/or amendment (as the case may be) of the contractual relationships with the customers, resellers and distributors listed in Annex 17.8 a) who acquire products and services from the Company, the Seller and/or from Seller’s Affiliates under such contracts. The Parties have set out their intentions with regard to these contracts in Annex 17.8 b).
18. NON-SOLICITATION, NON-COMPETE
18.1For a period of two (2) years following the Closing Date, the Seller shall not, and shall procure that the Seller’s Affiliates do not, directly or indirectly, solicit or entice away from the Company any person who at the Signing Date or until the Closing Date has been an employee of the Company with the exception of (i) persons who have been given notice of termination from the Company, (ii) the Transferred Employees and (iii) persons responding to a general, public recruiting advertisement or a general recruiting campaign, which is not specifically directed towards the Company or the Buyer's personnel. The same shall apply to third parties who have provided services or work to the Company.
Solicitation or enticement within the meaning of the above paragraph shall be deemed to be the deliberate inducement of the aforementioned group of persons to terminate the respective contractual relationship with the Company.
18.2For a period of two (2) years following the Closing Date, the Seller shall not, and shall procure that the Seller’s Affiliates do not, directly or indirectly, for their own or third-party account solicit or entice away from the Company any existing OEM customer as of Signing Date of Company’s expurgate anti-spam software solution (the “Anti-Spam Software Business”). Buyer shall not and shall procure that Buyer’s Affiliates do not directly or indirectly for a period of two (2) years following the Closing Date, for their own or third-party account solicit or entice away from the Seller any existing OEM customer as of the Signing Date of Seller’s CTAS anti-spam software solution.
18.3Without limitation of any other remedies, if any obligation under this clause 18 is breached, the Seller shall pay to the Buyer a contractual penalty (Vertragsstrafe) in the amount of EUR 100,000.00 for each incident involving a breach. In the event of a continuing breach, the contractual penalty is to be paid again for each month commenced in which the breach persists. The assertion of claims for damages as well as omission shall remain unaffected by this. Any contractual penalty paid shall be offset against any claim for damages. The Seller shall be liable to the Buyer for compliance with this non-competition clause and this non-solicitation clause by its Affiliates, and a breach by a related party shall also constitute a breach by the Seller.
19.CONFIDENTIALITY, PRESS RELEASE
19.1Subject to clause 19.4 and 17.4, each Party will treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement that relates to: (i) the subject matter and provisions of this Agreement; (ii) the negotiations relating to this Agreement; or (iii) the other Party (or other members of their group) ((i) to (iii) together, the "Confidential Information").
19.2Any confidentiality agreement entered into between the Parties in relation to the Transaction herewith automatically terminates and shall be replaced by the following provisions.
19.3Subject to clauses 19.4 and 19.5, each Party undertakes to treat as strictly confidential all Confidential Information for a period of 2 (two) years from the Closing Date.
19.4Clause 19.1 does not apply to the disclosure of the Confidential Information:
19.4.1with the prior written consent of the other Parties;
19.4.2to the extent that it is generally known to the public not as a result of a breach of any duty of confidentiality;
19.4.3to a director, member of the management or supervisory board or equivalent, officer or employee of the Buyer, of a member of the Buyer's Group (including the Company after the Closing Date), whose function requires him/her to have the Confidential Information;

19.4.4to the extent that it is required to be disclosed by applicable law, the rules of listing authority or a stock exchange or governmental authority or other authority with relevant powers to which a Party is subject or submits, whether or not the requirement has the force of law, provided that the disclosure will so far as is practicable and lawful be made after consultation with the other Parties;
19.4.5to an adviser, agent or auditor, insurer, auditor or provider of finance to a Party or any of its Affiliates provided that such disclosure is reasonably necessary in connection with their engagement and is subject to customary confidentiality obligations;
19.4.6such disclosure or use is required for the purpose of any judicial, tribunal or similar proceedings arising out of this Agreement or any other agreement executed in connection with the Transaction;
19.4.7such disclosure or use is required to vest the full benefit of this Agreement;
19.4.8disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party or another entity that is or will have been an Affiliate of the disclosing Party at any point in time; and/or
19.4.9to an Affiliate, provided that such disclosure is subject to customary confidentiality obligations.
19.5No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement or the Transaction (including the Preliminary Purchase Price or Final Purchase Price) will be made or issued before, on or after the date of this Agreement by or on behalf of any of the Parties without the prior written approval of the Seller and the Buyer; however nothing will restrict the making by any Party (even in the absence of agreement by the other Parties) of any statement or disclosure which may be required by applicable law, or pursuant to the requirements of any applicable stock exchange, listing authority or regulatory authority.
19.6Each Party will be responsible for compliance by any person to which they disclose Confidential Information in accordance with clause 19.4 with the non-disclosure obligations referred to in this clause 19.
19.7Notwithstanding anything in this clause 18 (Confidentiality), the Parties will agree in good faith on a wording for a press release with respect to the Transaction and each of the Seller and the Buyer independently shall be entitled to publish agreed press release on the Signing Date for purposes of information of the relevant market participants and the public following the ad-hoc information / official announcement of the Transaction upon Signing by the Seller due to applicable stock exchange regulations.
20.COSTS
20.1All transfer taxes, including but not limited to real estate transfer taxes (Grunderwerbsteuer) (if any) and all other fees and charges resulting from the execution or consummation of this Agreement, (including but not limited to notary and court fees) shall be borne by the Buyer.
20.2Apart from that, each Party shall bear its own costs and expenses incurred in connection with the preparation, execution and consummation of this Agreement, including, without limitation, any professional fees, charges and expenses of its advisors.
21.FINAL PROVISIONS
21.1Certain Rules of Construction and Interpretation
21.4.1The definitions contained in this Agreement shall apply equally to both the singular and plural forms of the terms defined. The words "herein", "hereof" and "hereunder" and words of similar import shall be construed to refer to this Agreement (including the annexes thereto) in its entirety and not to any part thereof, unless the context otherwise requires.
21.4.2All references herein to clauses and annexes shall be deemed references to clauses, articles and paragraphs of, and annexes and schedules to, this Agreement unless the context otherwise requires.
21.4.3Recitals of and annexes to this Agreement constitute an integral and essential part of this Agreement.
21.4.4The table of contents and the descriptive headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
21.4.5Any reference in this Agreement to a "day" or number of "days" (without the explicit qualification of Business Day) shall be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day.
21.4.6For the purposes of this Agreement, a "Business Day" shall be any day other than a Saturday or Sunday or bank or legal holiday, on which banks are generally open for banking business in Berlin, Germany, Frankfurt am Main, Germany, New York City, USA and Tel Aviv, Israel.
21.4.7Wherever English terms are included herein with respect to which German terms have been inserted in brackets and/or italics either immediately after the English term or elsewhere herein, the respective German terms alone rather than the English terms shall govern the interpretation of such terms in this Agreement.
21.2Notices
21.4.1Any and all declarations and notices in connection herewith must be made in writing, unless notarization or another form is required under mandatory law. In order to comply with the written form requirement, a sending by telefax, email or letter shall be sufficient.
21.4.2Notices have to be addressed to:
if to the Buyer:
Content Services Group GmbH
Im Zukunftspark 10
74076 Heilbronn
For the attention of Christian Uhl
Email: Christian.uhl@dataglobal.com
with a copy to
Morrison Foerster LLP
Potsdamer Platz 1
10785 Berlin, Germany
For the attention of: Jörg Meißner/Monika Obal
Email: jmeissner@mofo.com/mobal@mofo.com

if to the Seller:
Cyren Inc.
1430 Spring Hill Road, Suite 330,
Mc Lean, Virginia 22102, United States of America
For the attention of: Brian Dunn
Email:

with a copy to (which will not constitute a notice):
Greenberg Traurig Germany, LLP
Budapester Str. 35
10787 Berlin, Germany
For the attention of: Sara Berendsen
Email:

21.4.3Each Party shall notify the other Parties of any change of its address stated in clause 21.2.3 until the receipt of such notice by the other Party, such address shall be effective.
21.3Entire Agreement
This Agreement as well as all annexes and documents referred to herein and which are an integral part hereof include any and all agreements and contain the entire understanding between the Parties with regard to the subject-matter hereof and supersede any previous discussions and all former agreements, if any, existing in this regard.

21.4Arbitration
21.4.1Any dispute or controversy arising out of or in relation to this Agreement including its existence, validity or termination (“Dispute”) shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtbarkeit e.V. (DIS)) without recourse to the ordinary courts of law. Temporary relief (Einstweiliger Rechtsschutz) before the courts of the competent jurisdiction shall remain unaffected. The place of arbitration is Berlin, Germany. The arbitral tribunal consists of three arbitrators. The language of the arbitral proceedings is English. Documents in the German language do not need to be translated into English.
21.4.2The Parties undertake to keep confidential (i) all awards obtained in the arbitration, (ii) all materials submitted or created for the purposes of the arbitration and (iii) all other documents produced by a Party, in each case of (i) to (iii) except and to the extent that information or documents are (x) already lawfully in the public domain, or (y) disclosure thereof may be required by a Party to comply with mandatory law (including stock exchange regulations) or to protect or pursue a legal right or to enforce or challenge an award granted in legal proceedings before a court. Clause 19 shall apply mutatis mutandis.
21.5Governing Law
This Agreement and any and all rights and obligations of the Parties hereunder shall exclusively be subject to the laws of the Federal Republic of Germany, excluding German rules on conflicts of laws and the UN Convention on the Sale of Goods.
21.6No Set-Off / Right of Retention
Except as explicitly otherwise provided in this Agreement, no Party shall be entitled (i) to set off (aufrechnen) any claims it may have under this Agreement against any claims any other Party may have under this Agreement or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the Party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) are not disputed by the other Party or have been confirmed by final decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht) or – if claimed in legal proceedings – a decision on the rights and claims of the Party can be taken in the last oral hearing.
21.7Amendments
Any amendment of or supplement to this Agreement, including any amendments of, or supplement to this clause 21.7, must be made in writing in order to be effective, unless notarization is required.
21.8Assignment
Unless otherwise agreed herein, neither this Agreement nor any right, remedy, liability or obligation resulting from this Agreement may be assigned by the Seller without the prior written approval of the Buyer or by the Buyer without the prior written approval of the Seller (save for assignments from the Buyer to the Company or an Affiliate of the Buyer which shall be permitted).
21.9Severability
Should any provision of this Agreement be or become totally or partially invalid or unenforceable or should a required provision not be included in this Agreement, the validity of the remaining provisions hereof shall remain unaffected thereby. In lieu of the invalid or unenforceable provision or in order to fill in the gap, the Parties shall agree upon such legally permissible provision which most closely corresponds to the economic intention of the Parties or to what the Parties would have agreed upon according to the Agreement’s meaning and purpose if they had considered the invalidity or unenforceability of the respective provision or the gap herein. Should any provision hereof be invalid because of its territorial, factual, chronological or contractual scope of application, such provision should not be totally invalid but effective as agreed with the permissible scope which most closely corresponds to the originally agreed scope. The Parties agree that the aforesaid shall not only reverse the burden of proof but that section 139 BGB shall be excluded in its entirety.
22.NOTARIAL REMARKS
22.1Instructions
The notary instructed the persons appearing and in particular pointed out that

22.1.1in the event of any change in the persons of the shareholders or in the scope of their stake, that only that person shall be deemed as shareholder vis-à-vis the Company who is identified as such in the List of Shareholders which has been made part of Commercial Registry´s record, and that prior to such reflection in the Commercial Registry, the Purchaser cannot act as a shareholder of the Company, unless recording of the current List of Shareholders is effected without undue delay following the exercise of the shareholder rights by the Buyer,
22.1.2the notary is obliged to file the new List of Shareholders with the Commercial Registry immediately after the transfer of shares becomes effective (Sec. 40 (2) GmbHG),
22.1.3all agreements must be correctly and fully notarized and that not notarizing agreements may result in the ineffectiveness of the entire deed,
22.1.4the notary was not instructed to examine the tax consequences of this deed and that no tax advice has been provided.
22.2POWER OF ATTORNEY
The persons appearing acting as stated above hereby grant a power of attorney to the undersigned notary and to the assistants employed at the notary´s offices, whom to specify the notary is hereby authorized, in particular Alicia Glaz, Daniel Neun, Mellanie Blaschke, Madlen Leue, Annika Kraus and Luisa Mason, each of them solely and exempt from the restrictions of Sec. 181 Alt. 2 BGB, with the authorization to grant subpower of attorney, to act in the name of the parties to make all declarations, to amend or to change this Deed and the legal acts recorded herein in order to implement this Deed or to discharge any objections by the Commercial Registry. This power-of-attorney shall expire upon complete execution or registration of all declarations recorded in this Deed with the Commercial Registry.
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